Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NOBLE ENERGY, INC.,

BLUEBONNET MERGER SUB INC.

AND

ROSETTA RESOURCES INC.

DATED AS OF MAY 10, 2015

TABLE OF CONTENTS

ARTICLE I CERTAIN DEFINITIONS		2
1.1	Certain Definitions	2
1.2	Terms Defined Elsewhere	12
1.3	Interpretation	15

ARTICLE II THE MERGER; EFFECTS OF THE MERGER		16
2.1	The Merger	16
2.2	Closing	17

ARTICLE III MERGER CONSIDERATION; EXCHANGE PROCEDURES		17
3.1	Merger Consideration	17
3.2	Rights As Stockholders; Share Transfers	18
3.3	Exchange of Certificates	18
3.4	Anti-Dilution Provisions	22
3.5	Treatment of Company Options; Company Restricted Shares and Company PSUs	22

ARTICLE IV ACTIONS PENDING MERGER		24
4.1	Conduct of Business by the Company	24
4.2	Conduct of Business by Parent	28

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		28
5.1	Organization, General Authority and Standing	29
5.2	Capitalization	29
5.3	Equity Interests in Other Entities	31
5.4	Power, Authority and Approvals of Transactions	32
5.5	No Violations or Defaults	32
5.6	Consents and Approvals	32
5.7	Financial Reports and the Company SEC Documents	33
5.8	Internal Controls and Procedures	34
5.9	Absence of Undisclosed Liabilities	35
5.10	Absence of Certain Changes or Events	36
5.11	Compliance with Applicable Law; Permits	36
5.12	Material Contracts	37
5.13	Environmental Matters	41
5.14	Reserve Report	41
5.15	Title to Properties	42
5.16	Litigation	45
5.17	Information Supplied	45
5.18	Tax Matters	46
5.19	Employee Benefits; Labor	47
5.20	Intellectual Property/IT	49
5.21	Financial Advisors	49
5.22	Regulatory Matters	50

5.23	Insurance Coverage	50
5.24	Affiliate Transactions	50
5.25	Fairness Opinion	51
5.26	No Other Representations and Warranties	51

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		51
6.1	Organization, General Authority and Standing	51
6.2	Capitalization	52
6.3	Power, Authority and Approvals of Transactions	53
6.4	No Violations or Defaults	53
6.5	Consents and Approvals	54
6.6	Financial Reports and Parent SEC Documents	54
6.7	Internal Controls and Procedures	55
6.8	Absence of Undisclosed Liabilities	55
6.9	Absence of Certain Changes or Events	56
6.10	Compliance with Applicable Law	56
6.11	Litigation	56
6.12	Information Supplied	56
6.13	Operations of Merger Sub	57
6.14	Tax Matters	57
6.15	Status under Section 203 of the DGCL	57
6.16	Employee Benefits	57
6.17	Insurance Coverage	57
6.18	No Other Representations and Warranties	58

ARTICLE VII COVENANTS		58
7.1	Consummation of the Merger	58
7.2	Registration Statement; Proxy Statement	60
7.3	Alternative Proposals; Change in Recommendation	62
7.4	Access to Information; Confidentiality	66
7.5	Public Statements	67
7.6	Confidentiality	68
7.7	Takeover Laws	68
7.8	New Common Shares Listed	68
7.9	Non-Competition Agreements	68
7.10	Indemnification; Directors’ and Officers’ Insurance	68
7.11	Notification of Certain Matters	71
7.12	Section 16 Matters	72
7.13	Employee Benefits	72
7.14	Certain Tax Matters	73
7.15	Transaction Litigation	74
7.16	Governance Matters	74
7.17	Target Debt and Termination of Mortgages	74

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER		75
8.1	Mutual Closing Conditions	75

ii

8.2	Additional Company Conditions to Closing	75
8.3	Additional Parent Conditions to Closing	76

ARTICLE IX TERMINATION		77
9.1	Termination of Agreement	77
9.2	Procedure Upon Termination	78
9.3	Effect of Termination	78
9.4	Fees and Expenses	78

ARTICLE X MISCELLANEOUS		80
10.1	Amendment or Supplement; Waiver	80
10.2	Counterparts	80
10.3	Governing Law	80
10.4	Notices	80
10.5	Assignment	81
10.6	Entire Understanding; No Third-Party Beneficiaries	81
10.7	Severability	82
10.8	Jurisdiction	82
10.9	Waiver of Jury Trial	82
10.10	No Recourse	83
10.11	Specific Performance	83
10.12	Survival	83

iii

Execution Version

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 10, 2015 (this “Agreement”), is entered into by and among NOBLE ENERGY, INC., a Delaware corporation (“Parent”), BLUEBONNET MERGER SUB INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and ROSETTA RESOURCES INC., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Parties intend that: (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”); and (ii) immediately thereafter the Company will merge (the “Second-Step Merger”), and together with the Merger, the “Integrated Mergers”) with and into NBL Texas, LLC (“NBL Texas”), with NBL Texas being the surviving company;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the Company Stockholders (as defined herein) to enter into, and has declared advisable, this Agreement and the transactions contemplated hereby, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to submit this Agreement to a vote of the Company Stockholders and recommend adoption of this Agreement by the Company Stockholders;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that it is in the best interests of Parent, and declared it advisable, to enter into this Agreement and the transactions contemplated hereby, including the Merger, and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent will cause the sole stockholder of Merger Sub to adopt this Agreement promptly following its execution.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding anything in this Agreement to the contrary, none of the CONE Midstream Companies shall constitute an Affiliate of Parent or Merger Sub or any of their respective Affiliates for any reason under this Agreement.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of Houston, Texas.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq, as amended.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, dated as of December 9, 2008, as amended on December 8, 2010 and as further amended on December 6, 2012.

“Company Charter” means the Certificate of Incorporation of the Company, dated as of June 3, 2005.

“Company Common Shares” means the shares of common stock, $0.001 par value per share, of the Company.

“Company Financial Advisor” means Morgan Stanley & Co. LLC, financial advisor to the Company.

“Company Option” means an award of an option to purchase Company Common Shares granted pursuant to a Company Stock Plan.

“Company PSU” means a performance share unit with respect to Company Common Shares granted pursuant to a Company Stock Plan.

“Company Restricted Share” means a restricted Company Common Share granted pursuant to a Company Stock Plan.

“Company Stock Plans” means the Company’s 2005 Long-Term Incentive Plan, the Company’s 2013 Long-Term Incentive Plan and the Company’s 2015 Long-Term Incentive Plan.

“Company Stockholders” means the holders of outstanding Company Common Shares.

“CONE Midstream Companies” means CONE Gathering, LLC, CONE Midstream GP LLC and CONE Midstream Partners LP and their respective Subsidiaries.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Parent and the Company dated as of March 16, 2015.

“Data Site” means the “Project Amphion” electronic data site established and maintained by the Company at services.intralinks.com.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Director and Officer Indemnification Agreements” means those certain Indemnification Agreements between the directors and officers of the Company and the Company which are listed in Section 5.12(a)(xiii) of the Company Disclosure Letter, as in effect on the date of this Agreement.

“Employee” means, as of any time, any individual employed by the Company or any of its Affiliates as of immediately prior to the Effective Time.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and

(b) any personnel policy (oral or written), share or unit option, restricted share or unit, share or unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program, practice, or understanding.

“Environmental Law” means any applicable Law that relates to:

(a) the protection of the environment (including air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), or

(b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, or Release of, or exposure to, Hazardous Materials, in each case as in effect at the date of this Agreement.

“Environmental Permit” means any permit, license, regulation, consent, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with the Company or Parent, as applicable, within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” means the Amended and Restated Senior Revolving Credit Agreement, effective as of October 1, 2009, among the Company, as borrower, BNP Paribas, as administrative agent, and the lenders party thereto, as amended through the date hereof.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, in each case that has jurisdiction over Parent or the Company, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any substance, material or waste that is listed, defined, designated, classified or otherwise regulated as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” pursuant to any Environmental Law, including without limitation Hydrocarbons and greenhouse gases.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money;

(b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person or any services received by such Person, including “earnout” payments;

(c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person;

(d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP;

(e) payment obligations secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Encumbrance, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed;

(f) obligations to repay deposits or other amounts advanced by and therefore owing to any party that is not an Affiliate of such Person;

(g) obligations of such Person under any Derivative Transaction;

(h) indebtedness of others as described in clauses (a) through (g) above in any manner guaranteed by such Person or for which it is or may become contingently liable;

but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnitees” means each Person entitled to indemnification by the Company under Article X of the Company Charter or Article VIII of the Company Bylaws.

“Intellectual Property” means all intellectual property rights of every kind and description throughout the world, including all U.S., foreign and transnational patents, trademarks, service marks, trade names, domain names and other indicia of source or origin, together with all goodwill symbolized thereby, copyrights and copyrightable subject matter, trade secrets and all other proprietary rights to confidential information (including any seismic and other exploration, drilling and production data and information), all other proprietary rights in technology, and all applications and registrations for any of the foregoing.

“Knowledge” means the actual knowledge of, in the case of the Company, the individuals listed in Section 1.1 of the Company Disclosure Letter and, in the case of Parent, the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any Third Party, covenant, right of way, easement, encroachment or encumbrance.

“Material Adverse Effect” means, when used with respect to a Person, (1) a material adverse effect on the ability of such Person to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (2) any change, event, development, circumstance, condition, occurrence, effect or combination of the foregoing that has or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries taken as a whole, but none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred:

(a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions and changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(b) changes in general economic conditions in the:

(i) oil and gas exploration and production industry;

(ii) the natural gas gathering, compressing, treating, processing and transportation industry generally;

(iii) the natural gas liquids fractionating and transportation industry generally;

(iv) the crude oil and condensate logistics and marketing industry generally; and

(v) the natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(c) the outbreak or escalation of hostilities or acts of war or terrorism;

(d) any hurricane, tornado, flood, earthquake or other natural disaster;

(e) with respect to the Company only, the identity of, or actions or omissions of, Parent, Merger Sub or their respective Affiliates or any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of Parent; provided that the exception in this clause (e) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 5.5 and, to the extent related thereto, the condition in Section 8.3(a);

(f) the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (f) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 5.5 and, to the extent related thereto, the condition in Section 8.3(a) or to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 6.4 and, to the extent related thereto, the condition in Section 8.2(a);

(g) any change in the market price or trading volume of the common stock of such Person (it being understood and agreed that the exception in this clause (g) shall not prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(h) any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (h) shall not prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(i) any downgrade in rating of any Indebtedness or debt securities of such Person or any of its Subsidiaries (it being understood and agreed that the exception in this clause (i) shall not prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(j) changes in any Laws or regulations applicable to such Person or in applicable accounting regulations or the interpretations thereof; and

(k) any legal proceedings commenced by or involving any current or former member, director, partner or stockholder of such Person (on their own behalf or on behalf of such Person) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby;

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clause (a), (b), (c) or (d) will be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately adversely affects such Person, as compared to other similarly situated Persons operating in the industries in which such Person operates.

“Merger Sub Bylaws” means the bylaws of Merger Sub, dated May, 8, 2015.

“Merger Sub Charter” means the Certificate of Incorporation of Merger Sub, dated May 8, 2015.

“Mineral Interest” means any fee mineral interests or an undivided fee mineral interest, mineral interests, non-participating royalty interests, term mineral interests, coalbed methane interests, oil interests, gas interests, reversionary interests, reservations, concessions, executive rights or other similar interests in Hydrocarbons in place or other fee interests in Hydrocarbons.

“NASDAQ” means the NASDAQ Stock Market.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and the interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and Mineral Interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participating royalty interests and other non-working interests and non-operating interests (including all oil and gas leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations, and concessions, (b) all surface interests, easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (c) all interests in machinery, equipment (including Wells, well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (d) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

“Parent Bylaws” means the bylaws of Parent, as amended through April 23, 2013.

“Parent Charter” means the Certificate of Incorporation of Parent, dated as of December 29, 1969, as amended through April 29, 2015.

“Parent Common Shares” means the shares of common stock, par value $0.01 per share, of Parent.

“Parent Option” means an award of an option to purchase Parent Common Shares granted pursuant to a Parent Stock Plan.

“Parent Restricted Share” means a restricted Parent Common Share granted pursuant to a Parent Stock Plan.

“Parent Stock Plans” means any share or unit option, restricted share or unit, share or unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, or other similar plan or arrangement of Parent or any of its Subsidiaries.

“Permitted Encumbrances” means:

(a) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for current Taxes or assessments that are not yet delinquent or that are being contested in good faith in the ordinary course of business and in each case for which adequate reserves have been established by the party responsible for payment thereof;

(c) lease burdens payable to third parties which are deducted in the calculation of discounted present value in the Company Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, or (ii) Liens on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business, provided, however, that, in the case of any Lien described in the foregoing clauses (i), (ii) or (iii), such Lien (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(g) rights reserved or vested in any Governmental Authority by Law to control or regulate any of the Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(h) Liens existing on the date of this Agreement securing any Indebtedness reflected on the audited consolidated balance sheet of the Company as of December 31, 2014 or incurred after such date in the ordinary course of business;

(i) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or the Parent or any of their respective Subsidiaries that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value, development, exploration or use of the property or asset affected; and

(j) any Liens discharged at or prior to the Effective Time; and

(k) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that are not such as to materially interfere with the operation, value, development, exploration or use of the property or asset affected.

“Person” or “person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Authority, or any group comprised of two or more of the foregoing.

“Production Burdens” means all royalty interests, overriding royalty interests, production payments, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, royalty burdens or other similar interests or encumbrances that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons from, or allocated to, the Oil and Gas Properties or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Authorities.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping or disposing.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” means, with respect to any person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements, claims or commitments of any character obligating such person (or the general partner of such person) or any of its Subsidiaries to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries. Notwithstanding anything in this Agreement to the contrary, none of the CONE Midstream Companies shall constitute a Subsidiary of Parent or Merger Sub or any of their respective Affiliates for any reason under this Agreement.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Law” means any Law relating to Taxes.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Third Party” means any Person that is not a Party or any Affiliate of any of the Parties.

“Unit” means each separate pooled, communitized or unitized acreage unit which includes all or any portion of any Oil or Gas Lease or other Oil and Gas Properties.

“Wells” means Hydrocarbon wells, saltwater disposal wells, injection wells, and storage wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil and Gas Property of the Company or any of its Subsidiaries, together with all Hydrocarbon and mineral production from such wells.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Action	7.10(a)
Adjusted Option	3.5(a)
Adjusted Restricted Shares	3.5(b)
Affiliate	1.1
Agreement	Preamble
Alternative Proposal	7.3(g)(i)
Antitrust Laws	7.1(a)
Balance Sheet Date	5.9
Book-Entry Shares	3.2
Business Day	1.1
CERCLA	1.1
Certificate	3.2
Certificate of Merger	2.1(b)
Change in Recommendation	7.3(c)
Claim	7.10(a)
Closing	2.2
Closing Date	2.2
Code	Recitals
Common Shares Trust	3.3(d)(ii)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	7.2(b)
Company Bylaws	1.1
Company Charter	1.1
Company Common Shares	1.1
Company Disclosure Letter	4.1
Company Employee Benefit Plan	5.19(a)
Company Financial Advisor	1.1
Company Financial Statements	5.7(b)
Company Intellectual Property	5.20
Company Leased Real Property	5.15(c)
Company Material Adverse Effect	Article V

Term	Section
Company Material Agreement	5.12(a)
Company Meeting	5.6
Company Option	1.1
Company Owned Real Property	5.15(c)
Company Permits	5.11(b)
Company Preferred Stock	5.2
Company PSU	1.1
Company Real Property	5.15(c)
Company Real Property Leases	5.15(c)
Company Reserve Report	5.14
Company Restricted Share	1.1
Company Risk Policies	5.7(d)
Company SEC Documents	Article V
Company Service Provider	5.10(a)(iv)
Company Stock Plans	1.1
Company Stockholder Approval	8.1(a)
Company Stockholders	1.1
CONE Midstream Companies	1.1
Confidentiality Agreement	1.1
Continuing Employees	7.13(a)
control	1.1
controlled by	1.1
controlling	1.1
Converted PSU Shares	3.5(c)
Data Site	1.1
Debt Transactions	7.17(b)
Derivative Transaction	1.1
DGCL	Recitals
Director and Officer Indemnification Agreements	1.1
Divestiture Action	7.1(d)
Effective Time	2.1(b)
Employee	1.1
Employee Benefit Plan	1.1
Environmental Claim	5.13(c)
Environmental Law	1.1
Environmental Permit	1.1
ERISA	1.1
ERISA Affiliate	1.1
Excess Shares	3.3(d)(i)
Exchange Act	1.1
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)
Existing Credit Agreement	1.1
GAAP	1.1

Term	Section
Governmental Authority	1.1
Hazardous Material	1.1
HSR Act	1.1
Hydrocarbons	1.1
Indebtedness	1.1
Indemnification Expenses	7.10(a)
Indemnified Parties	7.10(a)
Indemnitees	1.1
Integrated Mergers	Recitals
Intellectual Property	1.1
Intervening Event	7.3(g)(ii)
Knowledge	1.1
Law	1.1
Lien	1.1
Listed Employees	7.9
Material Adverse Effect	1.1
Merger	Recitals
Merger Consideration	3.1(b)
Merger Sub	Preamble
Merger Sub Bylaws	1.1
Merger Sub Charter	1.1
Mineral Interest	1.1
NASDAQ	1.1
NBL Texas	Recitals
Net Revenue Interest	1.1
New Common Shares	3.1(b)
Notes	7.17(b)
Notice Period	7.3(d)(i)
NYSE	1.1
Oil and Gas Leases	1.1
Oil and Gas Properties	1.1
Other Proxy Materials	7.2(a)
Outside Date	9.1(e)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	1.1
Parent Charter	1.1
Parent Common Shares	1.1
Parent Disclosure Letter	4.2
Parent Employee Benefit Plan	6.16
Parent Material Adverse Effect	Article VI
Parent Option	1.1
Parent Preferred Stock	6.2(a)
Parent Restricted Share	1.1
Parent Stock Plans	1.1

Term	Section
Parent SEC Documents	Article VI
Parties	Preamble
Permitted Encumbrances	1.1
person	1.1
Person	1.1
Proceedings	5.16(a)
Production Burdens	1.1
Proxy Statement	5.6
Registration Statement	6.5
Related Person	4.1(xvii)
Release	1.1
Representatives	1.1
Rights	1.1
SEC	1.1
Second-Step Merger	Recitals
Section 203	6.15
Securities Act	1.1
Specified Agreements	5.15(b)
Subsidiary	1.1
Superior Proposal	7.3(g)(iii)
Surviving Corporation	Recitals
Takeover Law	1.1
Tax Law	1.1
Tax Return	1.1
Taxes	1.1
Taxing Authority	1.1
Termination Fee	9.4(g)
Third Party	1.1
Treasury Shares	3.1(d)
under common control with	1.1
Wells	1.1
Unit	1.1
Willful Breach	9.3

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) this Agreement has been jointly prepared by the Parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(j) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(k) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(l) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(m) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Corporation. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger

Sub will merge with and into the Company, whereupon the separate existence of Merger Sub will cease, and the Company will survive the Merger and continue to exist as a Delaware corporation and an indirect wholly owned subsidiary of Parent.

(b) Effectiveness and Effects of the Merger. Subject to the provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or such later date and time as may be agreed to by Parent and the Company and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DGCL. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL.

(c) Charter and Bylaws. At the Effective Time, the Company Charter and Company Bylaws as in effect immediately prior to the Effective Time will remain unchanged and will be the certificate of incorporation and bylaws of the Surviving Corporation until duly amended in accordance with the terms thereof and applicable Law.

2.2 Closing. Subject to the provisions of Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the third (3rd) Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, at 10:00 a.m. Houston time on the Closing Date.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Parent Common Shares or Company Common Shares:

(a) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Each Company Common Share issued and outstanding immediately prior to the Effective Time, other than Treasury Shares, will be converted into the right to receive 0.542 Parent Common Shares (the “Merger Consideration,” and such ratio, the “Exchange

Ratio”) which Parent Common Shares will be duly authorized and validly issued in accordance with applicable Laws and the Parent Charter (such Parent Common Shares described in this clause (b) are referred to herein as the “New Common Shares”).

(c) Each Parent Common Share issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and will not be affected by the Merger.

(d) Notwithstanding anything to the contrary in this Agreement, all Company Common Shares (if any) owned directly or indirectly by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its wholly-owned Subsidiaries as of immediately prior to the Effective Time, other than those held in a fiduciary capacity (“Treasury Shares”), will automatically be cancelled and no consideration will be received therefor.

(e) Company Options, Company Restricted Shares and Company PSUs will be treated in accordance with Section 3.5.

3.2 Rights As Stockholders; Share Transfers. All Company Common Shares converted into the right to receive the Merger Consideration pursuant to Section 3.1(b) will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Company Common Shares (a “Certificate”) and each holder of non-certificated Company Common Shares represented by book-entry (“Book-Entry Shares”) will cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, (b) any cash to be paid in lieu of any fractional New Common Share in accordance with Section 3.3(d), and (c) any distributions in accordance with Section 3.3(c), in each case to be issued or paid, without interest, in consideration therefor in accordance with Section 3.3; provided, however, that the rights of (i) any holder of Company Options, Company Restricted Shares or Company PSUs will be as set forth in Section 3.5 and (ii) any holder of Treasury Shares will be as set forth in Section 3.1(d). At the Effective Time, the transfer books of the Company will be closed immediately and there will be no further registration of transfers on the stock transfer books of the Company with respect to Company Common Shares.

3.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent will appoint Wells Fargo Bank, National Association or another commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder for the purpose of exchanging Company Common Shares for the Merger Consideration as required by this Article III (the “Exchange Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of the applicable Company Common Shares, for exchange in accordance with this Article III, through the Exchange Agent, New Common Shares. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any distributions pursuant to Section 3.3(c), without interest. Any distributions with respect to New Common Shares in accordance with Section 3.3(c), New Common Shares deposited with the Exchange Agent and any amounts held in the Common Shares Trust are hereinafter referred to as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions from Parent and the Company, deliver the Merger

Consideration contemplated to be paid for Company Common Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 3.3(c) and 3.3(d), the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures. Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of Company Common Shares as of the Effective Time (other than the Company and its Subsidiaries and Parent and its Subsidiaries) (i) a letter of transmittal (specifying that in respect of certificated Company Common Shares, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent, and which will be in customary form and agreed to by Parent and the Company prior to the Effective Time) and (ii) instructions (in customary form and agreed to by Parent and the Company prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect of Company Common Shares represented by such Certificates or Book-Entry Shares, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Shares) as may be reasonably required pursuant to such instructions, the holder of such Company Common Shares will be entitled to receive (x) New Common Shares representing, in the aggregate, the whole number of New Common Shares that such holder has the right to receive pursuant to this Article III (after taking into account all Company Common Shares then surrendered by such holder) and (y) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to this Article III, including cash payable in lieu of any fractional New Common Shares pursuant to Section 3.3(d) and distributions pursuant to Section 3.3(c). No interest will be paid or accrued on any Merger Consideration, any cash payment in lieu of fractional New Common Shares, or any Parent distributions payable pursuant to Section 3.3(c). In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such Company Common Shares may be paid to a transferee if the Certificate representing such Company Common Shares or evidence of ownership of the Book-Entry Shares is presented to the Exchange Agent and, in the case of either certificated or book-entry Company Common Shares, accompanied by all documents reasonably required to evidence and effect such transfer, and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such Company Common Shares, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until all such required documentation has been delivered and Certificates, if any, have been surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of such Company Common Shares upon such delivery and surrender, and any cash or distributions to which such holder is entitled pursuant to Sections 3.3(c) and 3.3(d).

(c) Distributions with Respect to Unexchanged Company Common Shares. No distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time will be paid to the holder of any Company Common Shares with respect to New Common Shares that such holder would be entitled to receive in accordance herewith and no cash payment in lieu of fractional New Common Shares will be paid to any such holder until such holder has delivered the required documentation and surrendered any Certificates or Book-Entry Shares as contemplated by this Section 3.3. Subject to applicable Law, following compliance with the requirements of Section 3.3(b), there will be paid to such holder of New Common Shares, without interest, (i) the amount of any cash payable in lieu of fractional New Common Shares to which such holder is entitled pursuant to Section 3.3(d) (which shall be promptly paid by the Exchange Agent) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such New Common Shares, and (ii) the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender and a payment date subsequent to such compliance payable with respect to such New Common Shares (which shall be paid by Parent).

(d) Fractional New Common Shares.

(i) No fractional New Common Shares shall be issued in the Merger, but in lieu thereof each former holder of a Company Common Share otherwise entitled to a fractional New Common Share (after aggregating all fractional New Common Shares issuable to such holder) will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 3.3(d), a cash payment in lieu of such fractional New Common Shares representing such holder’s proportionate interest, if any (as determined below in Section 3.3(d)(ii)), in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of New Common Shares equal to the excess of (A) the aggregate number of New Common Shares to be delivered to the Exchange Agent by Parent pursuant to Section 3.3(a) over (B) the aggregate number of whole New Common Shares to be distributed to the holders of Company Common Shares pursuant to Section 3.3(b) (such excess, the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional New Common Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional New Common Shares. As soon as reasonably practicable after the Effective Time, the Exchange Agent, as agent for the holders of Company Common Shares that would otherwise receive fractional New Common Shares, shall sell the Excess Shares at the then-prevailing prices on the NYSE in the manner provided in Section 3.3(d)(ii).

(ii) The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Company Common Shares that would otherwise receive fractional New Common Shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Company Common Shares, the Exchange Agent shall hold such proceeds in trust for the holders of Company Common Shares that would otherwise receive fractional shares of New Common Shares (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each former holder of Company Common Shares shall be entitled, if any, by multiplying (A) the amount of the aggregate proceeds comprising the Common Shares Trust by (B) a fraction, (x) the numerator of which is the amount of the fractional share interest to which such former holder of Company Common Shares would otherwise be entitled and (y) the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Shares would otherwise be entitled.

(iii) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Shares in lieu of any fractional New Common Shares, the Exchange Agent shall make available such amounts to such holders of shares of New Common Shares without interest, subject to and in accordance with Section 3.3.

(e) No Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a Company Common Share in accordance with the terms hereof (including any cash paid pursuant to Section 3.3(d)) will be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Share.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Shares after 180 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of Company Common Shares who have not theretofore complied with this Article III will thereafter look only to Parent for the Merger Consideration payable in respect of such Company Common Shares, any cash in lieu of fractional New Common Shares to which they are entitled pursuant to Section 3.3(d), or any distributions with respect to New Common Shares to which they are entitled pursuant to Section 3.3(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of Company Common Shares immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent. Without limitation of the foregoing, after 180 days following the Effective Time, any amounts remaining unclaimed by holders of Company Common Shares will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto under abandoned property, escheat or similar laws. Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Exchange Agent, or any other person shall be liable to any former holder of Company Common Shares for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of Company Common Shares represented by such Certificate and any amounts to which the holders thereof are entitled pursuant to Sections 3.3(c) and 3.3(d).

(h) Withholding. Parent and the Exchange Agent are entitled to deduct and withhold from any amount payable pursuant to this Agreement to any holder of Company

Common Shares, Company Options, Company Restricted Shares or Company PSUs such amounts or securities as Parent or the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment or issuance. To the extent that amounts or securities are so deducted and withheld, such amounts will be treated for all purposes of this Agreement as having been paid or issued to the holder of Company Common Shares, Company Options, Company Restricted Shares or Company PSUs in respect of whom such deduction and withholding was made.

(i) Book Entry Shares. All New Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

(j) Investment of the Exchange Fund. Parent will cause the Exchange Agent to invest the cash in the Exchange Fund as directed by Parent on a daily basis, in Parent’s sole discretion; provided, however, that no such investment or loss thereon affects the amounts payable or the timing of the amounts payable to the holders of Company Common Shares, Company Options, Company Restricted Shares and Company PSUs, as applicable, pursuant to the other provisions of this Section 3.3 and Section 3.5. Any interest and other income resulting from such investments will be paid promptly to Parent.

(k) Tax Characterization of Merger. The Company and Parent each acknowledge and agree that for federal income Tax purposes the Integrated Mergers will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the Company and Parent agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Taxing Authority.

3.4 Anti-Dilution Provisions. Without limiting the covenants in Sections 4.1 and 4.2, in the event the outstanding Company Common Shares or Parent Common Shares shall have been changed into a different number of shares or a different class after the date hereof by reason of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of Company Common Shares or Parent Common Shares, the Exchange Ratio will be correspondingly adjusted to provide to the holders of Company Common Shares, Company Options, Company Restricted Shares and Company PSUs, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.4 shall be deemed to permit or authorize any Party hereto to affect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

3.5 Treatment of Company Options; Company Restricted Shares and Company PSUs.

(a) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions to adjust the terms of all outstanding Company Options to provide that each Company Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into an option to purchase (each, an “Adjusted Option”), on the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time, the number of Parent Common Shares, rounded down to the nearest whole share, determined by multiplying the number of Company Common Shares subject to the Company Option by the Exchange Ratio, at an exercise price per Parent Common Share, rounded up to the nearest whole cent, equal to the per share exercise price for the Company Common Shares otherwise purchasable pursuant to the Company Option immediately prior to the Effective Time divided by the Exchange Ratio.

(b) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions to adjust the terms of all outstanding Company Restricted Shares to provide that, as of the Effective Time, the Company Restricted Shares that are outstanding immediately prior to the Effective Time shall be converted into a number of restricted Parent Common Shares (“Adjusted Restricted Shares”) subject to the same vesting, repurchase or other lapse restrictions equal to the number of corresponding Company Restricted Shares multiplied by the Exchange Ratio, rounded up to the nearest whole share.

(c) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions to adjust the terms of all outstanding Company PSUs to provide that, as of the Effective Time, the Company PSUs that are outstanding immediately prior to the Effective Time shall, in accordance with the terms thereof, be deemed earned at the target level of 100% and shall be converted into restricted Parent Common Shares (“Converted PSU Shares”) that will vest on the last day of the original performance period as provided under the terms of the applicable Company PSU award agreement. The number of Converted PSU Shares that will be received by each holder of outstanding Company PSUs shall be equal to the target number of Company Common Shares subject to the applicable award of Company PSUs multiplied by the Exchange Ratio.

(d) Without limiting the generality of the foregoing, all Adjusted Options, Adjusted Restricted Shares and Converted PSU Shares that are held by any employee, director or consultant whose employment or service with the Company, Parent, the Surviving Corporation or any of their Subsidiaries is terminated by the Company, Parent, the Surviving Corporation or any of their Subsidiaries without “Cause” (as such term is defined in the applicable Company Stock Plan, award agreement or other Company Employee Benefit Plan) or who resigns his or her employment or service for “Good Reason” (as such term is defined in the applicable Company Stock Plan, award agreement or other Company Employee Benefit Plan), shall become fully vested and all restrictions thereon shall lapse and Adjusted Options shall become and remain exercisable pursuant to (and for the time periods set forth under) the terms thereof, in accordance with the applicable Company Stock Plan, award agreement or other Company Employee Benefit Plan.

(e) As of the Effective Time, Parent shall (i) assume all of the obligations of the Company under the Company Stock Plans with respect to the outstanding Adjusted Options, Adjusted Restricted Shares and Converted PSU Shares, and (ii) file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to all Parent Common Shares underlying Adjusted Options, Adjusted Restricted Shares and Converted PSU Shares.

ARTICLE IV

ACTIONS PENDING MERGER

4.1 Conduct of Business by the Company. From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (a) as expressly contemplated or permitted by this Agreement, (b) as may be required by applicable Law, (c) as set forth in the correspondingly numbered section of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”), or (d) with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company will not, and will cause each of its respective Subsidiaries not to:

(i) (A) conduct its business and the business of its Subsidiaries in all material respects other than in the ordinary course, (B) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (C) take any action that adversely affects the ability of either Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby;

(ii) (A) issue, deliver, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer or encumbrance of, any additional equity or any additional Rights, other than issuances of Company Common Shares upon the exercise or settlement of Company Options and Company PSUs outstanding as of the date of this Agreement in accordance with their terms or issued after the date hereof in accordance with the terms hereof, (B) amend any term of the Company Common Shares or any Rights (whether by merger, consolidation or otherwise), or (C) enter into any agreement, understanding or commitment with respect to the foregoing;

(iii) (A) subdivide, reclassify, recapitalize, adjust, split, combine or exchange or enter into any similar transaction with respect to equity interests in the Company or any of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (B) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire any capital stock, membership, partnership or other equity interests or Rights in the Company or any of its Subsidiaries, except upon the forfeiture of Company Options, Company Restricted Shares and Company PSUs in connection with the terms thereof or to satisfy any applicable exercise price or Tax withholding obligations of the holder of such interests of Rights;

(iv) (A) sell, lease, assign, license, mortgage or otherwise transfer, or create or incur any Lien (other than Permitted Encumbrances) upon, or pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of the Oil and Gas Properties or assets (including any intangible assets), licenses, operations, rights, securities, properties, interests or businesses of the Company or any of its Subsidiaries, other than (1) as set forth in Section 4.1(d)(iv) of the Company Disclosure Letter, (2) sales, leases, assignments or transfers of Oil and Gas Properties or other assets, properties or businesses of the Company or any of its Subsidiaries with a value of less than $20,000,000 in the aggregate and (3) sales of Hydrocarbons and equipment in the ordinary course of business consistent with past practice; (B) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, or lease any assets (including any intangible assets), securities, properties, interests or businesses other than the acquisition or lease of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice; (C) merge, consolidate or enter into any partnership, joint venture or other business combination transaction with any Person, or (D) convert from a corporation, limited partnership or limited liability company, as the case may be, to any other business entity;

(v) (A) make, declare, set aside or pay dividends or other distributions (whether in cash, stock or property or any combination thereof) in respect of Company Common Shares or the equity securities of any of the Company’s Subsidiaries, other than (1) pro rata dividends and pro rata distributions paid by any Subsidiary of the Company to the Company or its Subsidiaries and (2) purchases, redemptions or other acquisitions of Company Common Shares, Company Options, Company Restricted Shares or Company PSUs, as applicable, required by the terms of the Company Stock Plans as in effect on the date of this Agreement; or (B) enter into any agreement, understanding or commitment with respect to the voting of the equity or voting securities of the Company or any of its Subsidiaries or any Rights;

(vi) adopt or propose any amendment to the Company Charter (including by filing a certificate of designations) or Company Bylaws or the certificate of incorporation, certification of formation, certificate of limited partnership, by-laws, operating agreements, partnership agreements or similar organizational documents of any of the Company’s Subsidiaries as in effect on the date of this Agreement (whether by merger, consolidation, acquisition of stock or assets or otherwise);

(vii) enter into any contract that would have been a Company Material Agreement had it been entered into prior to the date of this Agreement, or modify or amend, or terminate or default under any Company Material Agreement or any Specified Agreement, or otherwise assign, waive or release any rights, claims or benefits of the Company or its Subsidiaries under any Company Material Agreement or any Specified Agreement in any material respect in each case (other than in the case of a default), other than any Oil and Gas Lease entered into in the ordinary course of business consistent with past practice and except for renewals or term expirations in accordance with the terms of any Company Material Agreement or any Specified Agreement; provided that, notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be permitted to enter into any contract, agreement or arrangement that would prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(viii) enter into new contracts to sell Hydrocarbons other than in the ordinary course consistent with past practice, but in no event shall any such contracts (A) have a duration of more than six (6) months, (B) individually or in the aggregate cover or commit volume in excess of 50.0 MMcf (or, in the case of liquids, in excess of 5,000 barrels of oil equivalent) of Hydrocarbons of the Company and its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or (C) include pricing to sell such Hydrocarbons that are not based on a published market based index;

(ix) (A) materially deviate from drilling the number of Wells contemplated under the Company’s $350,000,000 capital budget for 2015 as provided to Parent prior to the date hereof or (B) create or incur any Production Burden on any of the Company’s or its Subsidiaries’ Oil and Gas Properties, other than in the ordinary course of business consistent with past practice;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, (A) require the payment of monetary damages by any of the Company or its Subsidiaries after the date hereof of $500,000 per claim, action or proceeding or $1,000,000 in the aggregate or (B) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of the Company and its Subsidiaries, taken as a whole;

(xi) change in any material respect any of the Company’s or its Subsidiaries’ methods of accounting or accounting practices, policies or procedures, except as required by concurrent changes in GAAP or SEC rules and regulations, in either case as agreed to by its independent public accountants;

(xii) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xiii) (A) change any material Tax election, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (B) file any material amended Tax Return, (C) change any material Tax accounting method, (D) enter into any closing agreement, (E) settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (F) surrender any material claim for a refund of Taxes, (G) file any Tax Return that is inconsistent with past practice or (H) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xiv) except as required pursuant to any Company Employee Benefit Plan in effect prior to the date hereof or as required by Law: (A) grant or increase any retention, deal bonus, change-in-control, severance or termination pay to (or materially amend any existing arrangement with) any Company Service Provider, (B) increase compensation or benefits payable under any existing change-in-control, severance or termination pay policies, (C) establish, adopt or materially amend any material Company Employee Benefit Plan, (D) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (E) increase in any manner compensation, bonus, commission, long-term incentive opportunities or other benefits payable to any Company Service Provider, (F) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Benefit Plan, to the extent not already provided in any such Company Employee Benefit Plan, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan that is required by Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or Law, (H) forgive any loans to any Company Service Provider, (I) waive any post-employment restrictive covenant with any Company Service Provider, (J) vest or waive any restrictions with respect to any equity or equity-based awards, (K) grant any equity or equity-based awards to Company Service Providers except as described in Section 4.1 of the Company Disclosure Letter, (L) amend or modify any outstanding awards under the Company Stock Plans, (M) grant any gross-up, make whole or indemnification with respect to or related to Sections 409A or 4999 of the Code, or (N) hire or fire any executive officer level employee;

(xv) (A) create, incur, assume, guarantee, endorse, suffer to exist or otherwise be liable with respect to any Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt security of any of the Company or its Subsidiaries or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person other than borrowings under existing revolving credit facilities as in effect on the date of this Agreement, (B) enter into any material lease (whether operating or capital), other than oil and gas leases and compressor leases entered into in the ordinary course of business consistent with past practice, (C) create any Lien on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness, new Indebtedness or lease or otherwise, or (D) make or commit to make any capital expenditures or engage in any exploration, development, drilling, well completion or other development activities, other than such capital expenditures or activities as are (1) permitted by the Company’s $350,000,000 capital budget for 2015 as provided to Parent prior to the date hereof, (2) not permitted by the Company’s $350,000,000 capital budget for 2015 as provided to Parent prior to the date hereof, but do not exceed $5,000,000 individually, or $15,000,000 in the aggregate, or (3) required to respond to a bona fide emergency when there is insufficient time to obtain advance consent of Parent; provided that the Company promptly notifies Parent of any such emergency expenditures, including the amount and reason therefor;

(xvi) make any loans, advances or capital contributions to, or investments in, any Person (other than any of the Company or its Subsidiaries and other than (A) advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice and (B) pursuant to customary provisions in joint operating agreements);

(xvii) enter into any contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) (other than the Company or one of its Subsidiaries) or an Affiliate of a Related Person (other than the Company or one of its Subsidiaries), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xviii) authorize, recommend, propose or announce an intention to adopt, or adopt, a plan of complete or partial dissolution or liquidation;

(xix) fail to timely file any material report required to be filed by the Company or any of its Subsidiaries with the SEC or any other Governmental Authority;

(xx) recognize any union or labor organization as the bargaining representative for any Employees or enter into any labor agreement or collective bargaining agreement, except as required by Law; or

(xxi) agree or commit to do anything prohibited by clauses (i) through (xx) of this Section 4.1.

4.2 Conduct of Business by Parent. From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article IX, and except (a) as expressly contemplated or permitted by this Agreement, (b) as may be required by applicable Law, (c) as set forth in the correspondingly numbered section of the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”), or (d) with the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), Parent will not:

(i) declare, set aside or pay any extraordinary or special dividend or distribution, whether payable in cash, stock or any other property or right, with respect to the Parent Common Shares; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Shares;

(ii) change in any material respect its methods of accounting or accounting practices, policies or procedures, except as required by concurrent changes in GAAP or SEC rules and regulations, in either case as agreed to by its independent public accountants;

(iii) adopt or propose any amendment to its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Parent Common Shares;

(iv) adopt or enter into a plan of complete or partial liquidation or dissolution;

(v) enter into any transaction or take any other action (including any amendment of Parent’s certificate of incorporation or bylaws) that would be reasonably likely to have a material adverse effect on, or materially delay, the consummation of the transactions contemplated by this Agreement; or

(vi) agree or commit to do anything prohibited by clauses (i) through (v) of this Section 4.2;

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by the Company with the SEC under the Exchange Act or the Securities Act since January 1, 2014 and prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the

“Company SEC Documents”) (but (i) excluding any disclosure contained in any such Company SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements) and (ii) without giving effect to any amendment thereof or supplement thereto filed with, or furnished to the SEC on or after the date hereof), but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties is reasonably apparent on the face of such disclosure or (b) the Company Disclosure Letter delivered prior to the execution of this Agreement (provided that (i) disclosure in any section of such Company Disclosure Letter is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Company Disclosure Letter that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Company Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”)), the Company represents and warrants to Parent as follows:

5.1 Organization, General Authority and Standing. The Company is a corporation validly existing and in good standing under the Laws of the State of Delaware. Section 5.1 of the Company Disclosure Letter sets forth a true and complete list of the Company’s Subsidiaries. Each of the Company’s Subsidiaries is a limited partnership, corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of the State of Delaware. Each of the Company and its Subsidiaries (a) has all corporate or other organizational power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted and (b) is duly licensed or qualified to do business and in good standing to do business as a foreign limited partnership, corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except, in the case of clause (b), for such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent complete and accurate copies of the Company Charter and the Company Bylaws and each of the Company’s Subsidiaries’ certificate of incorporation, certification of formation, certification of limited partnership, by-laws, operating agreements, partnership agreements or similar organizational documents, each as amended to the date of this Agreement, and each such document as so delivered is in full force and effect, and neither the Company nor any of its Subsidiaries is in material violation of any of the provisions contained therein.

5.2 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 Company Common Shares and 5,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock”). As of the date hereof, there are (i) 75,699,976 Company

Common Shares (excluding unvested Company Restricted Shares) issued and outstanding, (ii) 801,651 Company Common Shares held in the treasury of the Company, and (iii) no shares of Company Preferred Stock issued and outstanding or held in treasury. All of the issued and outstanding Company Common Shares were duly authorized and are validly issued in accordance with the Company Charter, are fully paid and nonassessable and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). All Company Common Shares that may be issued or granted pursuant to the exercise of Company Options or upon the conversion of Company PSUs will be, when issued or granted in accordance with the respective terms thereof, duly authorized and validly issued in accordance with the Company Charter, fully paid and non-assessable and not subject to any preemptive or similar rights (and will not be issued in violation of any preemptive or similar rights).

(b) As of the date hereof, except as set forth above in Section 5.2(a) or in Section 5.2(b) of the Company Disclosure Letter and except for (i) 95,506 Company Common Shares reserved for issuance on exercise of Company Options outstanding on the date hereof, (ii) 1,124,787 unvested Company Restricted Shares outstanding on the date hereof, (iii) 445,842 Company Common Shares (assuming vesting and settlement at target performance levels for performance based awards) reserved for issuance upon the settlement of Company PSUs outstanding on the date hereof, and (iv) 473,724 additional Company Common Shares remaining available for issuance pursuant to the Company Stock Plans, (A) there are no shares, partnership interests, limited liability company interests or other equity securities of the Company or any of its Subsidiaries, including any Company Common Shares and any shares of Company Preferred Stock, issued or authorized and reserved for issuance, (B) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to (1) issue, transfer or sell any equity interests of the Company or such Subsidiary or any securities convertible into or exchangeable for such equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar Right, agreement or arrangement, (3) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, (4) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Shares, or (5) make any commitment to authorize, issue or sell any such equity interests or securities or other Rights, except pursuant to this Agreement, (C) there are no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interest in the Company or any of its Subsidiaries or any such securities or agreements listed in clause (B) of this sentence, and (D) there are no agreements granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or any of its Subsidiaries. No Subsidiary of the Company owns any Company Common Shares. With respect to each grant of any Company Common Shares under the Company Stock Plans, each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of NASDAQ.

(c) All outstanding Company Common Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts.

(d) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(e) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act or under any state securities Law or granted registration rights to any person.

(g) Section 5.2(g) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding on the date of this Agreement: (i) name of the holder; (ii) number of Company Common Shares issuable upon exercise thereof; (iii) exercise price; (iv) issue date; (v) termination date; (vi) vesting schedule, and (vii) whether such option or warrant contains any put, redemption or similar feature (other than a provision for the net settlement thereof or payment of tax withholdings with respect thereto).

(h) At the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights or other Rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.

(i) Except as set forth in Section 5.2(i) of the Company Disclosure Letter, at the Effective Time, neither the Company nor any of its Subsidiaries will be a party to any agreement prohibiting the ability of the Company or any of its Subsidiaries to make any payments, directly or indirectly, to Parent by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments, or any other agreement or arrangement which restricts the ability of the Company or any of its Subsidiaries to make any payment, directly or indirectly, to Parent.

5.3 Equity Interests in Other Entities. Other than ownership interests in its Subsidiaries as set forth in Section 5.1 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. All outstanding shares of capital stock or other equity interests in the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and the Company owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has agreed or is obligated to, directly or indirectly, make any future investment in or capital contribution or advance to any Person (other than in the Company or one of its Subsidiaries).

5.4 Power, Authority and Approvals of Transactions.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to the Company Stockholder Approval, this Agreement and the transactions contemplated hereby have been duly authorized by all necessary corporate action by the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes, or will constitute at the Effective Time, the Company’s valid and binding obligation, enforceable against the Company in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).

(b) At a meeting duly called and held, the Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement and the transactions contemplated hereby and (iii) approved (subject to Section 7.3) the Company Board Recommendation. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

5.5 No Violations or Defaults. Except as set forth in Section 5.5 of the Company Disclosure Letter, subject to required filings under federal and state securities Laws and with NASDAQ, assuming the other consents and approvals contemplated by Section 5.6 are duly obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company do not and will not (a) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination, cancellation or modification of, or result in the acceleration of performance required by or the loss of any benefit to which any of the Company or its Subsidiaries is entitled under, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture, permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (b) conflict with or constitute a breach or violation of, or a default under the Company Charter or Company Bylaws or the similar organizational documents of any of the Company’s Subsidiaries, (c) contravene or conflict in any material respect with or constitute a material violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or (d) result in the creation of any material Lien on any of the assets of the Company or any of its Subsidiaries.

5.6 Consents and Approvals. Except as set forth in Section 5.6 of the Company Disclosure Letter, no consents or approvals of, or filings or registrations with, any Governmental Authority or other Person are necessary in connection with (a) the execution and delivery by the Company of this Agreement or (b) the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Company Stockholders (the “Proxy Statement”) at a meeting of such holders for the purpose of approving this Agreement and the Merger (including any adjournment or postponement thereof, the “Company Meeting”) and other filings required under federal or state securities laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NASDAQ, (iv) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (v) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay consummation of the Merger.

5.7 Financial Reports and the Company SEC Documents.

(a) Since January 1, 2014, the Company has filed with or furnished to the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Company SEC Document prior to the date hereof, in which case as of the date of such amendment): each Company SEC Document (i) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act (as the case may be) and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company SEC Documents and (ii) did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Company included in the Company SEC Documents (the “Company Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto), and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material). The financial statements to be filed by the Company with the SEC after the date of this Agreement (i) will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto), and (iii) will fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).

(c) None of the Company or its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or agreement (including any agreement relating to any transaction or relationship between or among one or more of the Company and its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(d) Section 5.7(d) of the Company Disclosure Letter contains (i) a complete and accurate list of all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement and (ii) the Company has made available to Parent pricing and other supporting information relating to the positions summarized in Section 5.7(d) of the Company Disclosure Letter. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries (collectively, the “Company Risk Policies”), and were, and will be, entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. Section 5.7(d) of the Company Disclosure Letter identifies any such counterparty as to which the Company or any of its Subsidiaries has any reasonable concerns regarding financial responsibility with respect to any such Derivative Transaction. The Company and each of its Subsidiaries have, and will have, duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are and will be no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder. Prior to the date of this Agreement, the Company has delivered or made available to Parent an accurate and complete copy of the Company Risk Policies in effect as of the date of this Agreement and the Company Risk Policies contain a complete and accurate description of the practice of the Company and the Company Subsidiaries with respect to Derivative Transaction positions, as of the date hereof. Since December 31, 2011, there have been no material violations of the Company Risk Policies.

5.8 Internal Controls and Procedures. The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries; such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. To the Knowledge of the Company, since January 1, 2013, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. Since January 1, 2013, the Company has not received any material complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. Since January 1, 2013, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of applicable Law that are securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Company Board or to the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and accurate as of the dates they were made.

5.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Company SEC Documents filed by the Company prior to the date hereof, neither the Company nor any of its consolidated Subsidiaries had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (a) are accrued or reserved against in the financial statements of the Company included in the Company SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (b) were incurred since the Balance Sheet Date and prior to the date hereof in the ordinary course of business and consistent with past practices and that would not reasonably be expected, either individually or in the aggregate, to have a Company Material Adverse Effect or (c) relate to this Agreement or the transactions contemplated hereby.

5.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date:

(i) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or its Subsidiaries, whether or not covered by insurance;

(ii) there has not been any declaration, accrual, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (except for pro rata dividends or other pro rata distributions by any direct or indirect Subsidiary of the Company to the Company or to any Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding Company securities;

(iii) there has not been any material change in any method of accounting or accounting practice or internal controls (including internal control over financial reporting) by the Company or any of its Subsidiaries, except insofar as may have been required by a change in GAAP or SEC rules and regulations;

(iv) there has not been (i) any (A) material increase in the compensation payable or to become payable to any retired, former or current employee, officer, consultant, or director of the Company or any of its Subsidiaries (excluding independent contractors) (each, a “Company Service Provider”), in each case other than routine increases in the ordinary course of business, or (B) payment to any Company Service Provider of any material bonus, or grant to any director or officer of the Company or its Subsidiaries of any rights to receive severance, termination, retention or Tax gross-up compensation or benefits, in each case other than routine payments or grants in the ordinary course of business, (ii) any establishment, adoption, entry into or material amendment of any Employee Benefit Plan or (iii) any action taken by the Company or any of its Subsidiaries to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan; and

(v) there has not been any agreement to do any of the foregoing.

(b) Since the Balance Sheet Date, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since the Balance Sheet Date, except for this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

5.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are provided for in Section 5.18) and environmental matters (which are provided for in Section 5.13), each of the Company and its Subsidiaries is and has been in compliance with all, and is not in default under or in violation of any, applicable Laws, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2013 from a Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to any of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, has any Governmental Authority indicated an intention to conduct the same, except where such investigation or review would not, individually or in the aggregate, be required to be disclosed under the Exchange Act or Securities Act.

(b) The Company and its Subsidiaries are in possession of, and have at all times since January 1, 2013 been in possession of, all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

5.12 Material Contracts.

(a) Section 5.12 of the Company Disclosure Letter contains a listing of the following arrangements, commitments or understandings (whether written or oral) to which the Company or any of its Subsidiaries is a party which are in effect (or under which the Company or any of its Subsidiaries has any responsibility or obligation) on the date of this Agreement (each contract arrangement, commitment or understanding of the type described in this Section 5.12(a), whether or not set forth in Section 5.12 of the Company Disclosure Letter and whether or not in effect on the date of this Agreement, is referred to herein as a “Company Material Agreement”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $10,000,000;

(iii) each contract that constitutes a commitment relating to indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $10,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $10,000,000 in any calendar year that are not terminable without penalty within 60 days, other than contracts related to drilling rigs;

(v) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of this transaction, would by its terms materially restrict the ability of the Parent, any of its Subsidiaries or any of the CONE Midstream Companies to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties (including Hydrocarbons) of the Company and its Subsidiaries, taken as a whole;

(vii) each contract for any Derivative Transaction;

(viii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(ix) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $10,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x) each labor agreement or collective bargaining agreement to which the Company or any of its Subsidiaries is a party or is subject;

(xi) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $20,000;

(xii) each agreement that contains any standstill, “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii) each agreement (other than a Derivative Transaction) that includes any continuing indemnification obligation of the Company or any of its Subsidiaries which was granted outside of the ordinary course of business;

(xiv) each agreement pertaining to Intellectual Property or technology to which the Company or any of its Subsidiaries is a party and that is material to the business of the Company and its Subsidiaries;

(xv) any contract that obligates any of the Company or its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person other than advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Properties of the Company and its Subsidiaries not covered by a joint operating agreement or participation agreement;

(xvi) any contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xvii) each contract that is a transportation or processing agreement to which the Company or any Subsidiary is a party involving the transportation or processing of more than 50 MMcf of gaseous Hydrocarbons per day, or 5,000 barrels of liquid Hydrocarbons per day;

(xviii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 50.0 MMcf (or, in the case of liquids, in excess of 5,000 barrels of oil equivalent) of Hydrocarbons of the Company or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than ten (10) years;

(xix) any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations (which, for the avoidance of doubt, do not include royalty payments and shut-in payments) in excess of $5,000,000 that were not satisfied at the time of leasing or signing or (B) providing for a fixed term, even if there is still production in paying quantities;

(xx) any agreement pursuant to which the Company or any of its Subsidiaries have paid amounts associated with any Production Burden in excess of $5,000,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that Company or its Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $5,000,000 per year; and

(xxi) any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award, settlement, settlement agreement, consent agreement or similar agreement with any Governmental Authority or consent of a Governmental Authority to which the Company or any of the Company Subsidiaries is subject involving future performance by the Company or any of the Company Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company has made available to Parent accurate and complete copies of all written Company Material Agreements required to be identified in Section 5.12 of the Company Disclosure Letter, including all amendments thereto.

(c) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Company Material Agreement may be limited by applicable Law and public policy, each of the Company Material Agreements (i) constitutes the valid and binding obligation of the Company or its applicable Subsidiary and constitutes the valid and binding obligation of the other parties thereto (ii) is in full force and effect, and (iii) other than with respect to the Existing Credit Agreement, immediately after the Effective Time will continue to constitute a valid and binding obligation of the Company or its applicable Subsidiary, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(d) Each of the Company and its Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Company Material Agreement. There is not, to the Knowledge of the Company, under any Company Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(e) Except as set forth in Section 5.12(e) of the Company Disclosure Letter, since January 1, 2013, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew, any Company Material Agreement.

(f) Neither the Company nor any of its Subsidiaries is a party to a contract with respect to the acquisition of any Person, the capital stock or other equity interest of any Person, or any assets of any Person.

5.13 Environmental Matters. Except as reflected in the Company Financial Statements, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries and their respective assets, real properties and operations are in compliance with all Environmental Laws and Environmental Permits;

(b) Since January 1, 2009, none of the Company or its Subsidiaries has received any written notice from any Governmental Authority alleging, with respect to any such entity or any of their respective assets, real properties or operations, the violation of or liability under any Environmental Law (including liability as a potentially responsible party under CERCLA or any analogous state laws) or any Environmental Permit that remains unresolved;

(c) There are no actions, suits, proceedings (including civil, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Company, threatened by a Governmental Authority against the Company which allege a violation of or liability under any Environmental Law (“Environmental Claim”);

(d) Since January 1, 2014, there has been no Release of any Hazardous Material by the Company or its Subsidiaries at, on, under or from any real properties as a result of the operations of the Company or its Subsidiaries that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Company Financial Statements;

(e) To the Knowledge of the Company, there are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company, any of its Subsidiaries, or to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law; and

(f) The representations and warranties in Sections 5.11 (Compliance) and 5.16 (Litigation) shall not apply to matters relating to Environmental Permits, Hazardous Materials and Environmental Law.

5.14 Reserve Report. The Company has made available to Parent complete copies of all written reports prepared by any Person that is not an Affiliate of the Company and delivered to or received by the Company or its Subsidiaries on or before the date of this Agreement estimating the Company’s and its Subsidiaries’ Hydrocarbon reserves with respect to the Oil and Gas Properties. The factual, non-interpretive data relating to the Oil and Gas Properties of the Company and its Subsidiaries on which the reserve report audited by Netherland, Sewell & Associates, Inc. referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Company Reserve Report”) was based was accurate at the time such data was provided to Netherland, Sewell & Associates, Inc., except for any inaccuracy that would not, individually or in the aggregate, be reasonably expected to have a Company Material

Adverse Effect. To the Knowledge of the Company, there are no material errors in the assumptions and estimates provided by the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report. The Hydrocarbon reserve estimates of the Company and its Subsidiaries set forth in the Company Reserve Report fairly reflect, in all material respects, the Hydrocarbon reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with the rules promulgated by the SEC and applied on a consistent basis throughout the periods reflected therein. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The estimates of proved Hydrocarbon reserves provided by the Company and its Subsidiaries to Netherland, Sewell & Associates, Inc. in connection with the preparation of the Company Reserve Reports complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC.

5.15 Title to Properties.

(a) The Company and its Subsidiaries have good and defensible title to all real and personal properties which are material to the business of the Company and its Subsidiaries, including all of the Oil and Gas Properties reflected in the Company Reserve Report (excluding any Oil and Gas Properties sold, used or otherwise disposed of since December 31, 2014 under any Company Material Agreement disclosed on Section 5.12 of the Company Disclosure Letter), in each case free and clear of all Liens and defects and imperfections of title except (i) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries, (ii) for Permitted Encumbrances and (iii) such as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. For purposes of the foregoing sentence, “good and defensible title” means title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing Oil and Gas Properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept, acting reasonably.

(b) The Company has made available to Parent accurate and complete copies of each agreement described in Section 5.15(b) of the Company Disclosure Letter, including all amendments thereto (the “Specified Agreements”). Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, each material Oil and Gas Lease and each Specified Agreement (i) constitutes the valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect, and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each of the other parties thereto in accordance with its terms. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the other parties thereto, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of any Oil and Gas Lease or any Specified Agreement. Except as set forth in Section 5.15 of the Company Disclosure Letter, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew any material Oil and Gas Lease or any Specified Agreement.

(c) Each of the Company and its Subsidiaries has good and valid title, in all material respects, to each material real property (and each material real property at which its operations are conducted) owned by it (in each case excluding Oil and Gas Leases and Company Real Property Leases, the “Company Owned Real Property”) except for Permitted Encumbrances. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each lease, sublease and other agreement under which it uses or occupies or has the right to use or occupy any material real property (or material real property at which its operations are conducted) (but excluding Oil and Gas Leases) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Encumbrances. Each Company Real Property Lease is valid, binding and in full force and effect, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity. No uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Section 5.15(c) of the Company Disclosure Letter sets forth an accurate and complete list of the Company Owned Real Property and the Company Leased Real Property (collectively, the “Company Real Property”).

(d) There are no leases, subleases, licenses, rights or other agreements burdening or affecting any portion of the Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and its Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Real Property that would reasonably be expected to materially adversely affect the existing use of such Company Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. The Company Real Property constitutes all of the material real estate used in the operation of the respective businesses of the Company and its Subsidiaries.

(e) There is no pending or, to the Knowledge of the Company, threatened, appropriation, condemnation or like Proceeding or order by any Governmental Authority or any other Person materially affecting any material Company Owned Real Property or any part thereof or of any sale or other disposition of any material Company Owned Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy or value thereof.

(f) Except as set forth in Section 5.15(f) of the Company Disclosure Letter, all material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by the Company or its Subsidiaries in a timely manner and are not being held in suspense for any reason.

(g) Except as set forth in Section 5.15(g) of the Company Disclosure Letter, to the Knowledge of the Company, all of the Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases or of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or any of its Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable contracts and applicable Law, in all material respects, and all drilling and completion (and plugging and abandonment) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law in all material respects.

(h) All Oil and Gas Properties operated by the Company and or any of its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable Oil and Gas Leases and in material compliance with applicable Company Material Agreements, material joint operating agreements, and applicable Law.

(i) None of the Oil and Gas Properties of the Company or any of its Subsidiaries is subject to any preferential purchase, consent, transfer fee, termination fee, capital recovery fee, payout or similar right or obligation that would become operative or be required by the Company or any of its Affiliates as a result of the transactions contemplated by this Agreement except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) None of the Oil and Gas Properties of the Company or any of its Subsidiaries is subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(k) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to, or in the case of leased property and assets, has valid leasehold interests in or valid rights under contract to use, all tangible personal property reflected on the Company balance sheet or acquired after the Balance Sheet Date, except for tangible personal property sold since the Balance Sheet Date in the ordinary course of business, and none of such property or assets is subject to any Lien, except Permitted Encumbrances.

(l) Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, to the Knowledge of the Company, all Production Burdens under any Company Material Agreement or Specified Agreement have been properly and timely paid (or which constitute suspense funds) and all expenses payable under the terms of the agreements and contracts have been properly and timely paid except for such expenses as are being currently paid prior to delinquency in the ordinary course of business.

(m) Except as set forth in Section 5.15(m) of the Company Disclosure Letter, as of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $10,000,000.

5.16 Litigation.

(a) Except as set forth in Section 5.16(a) of the Company Disclosure Letter, except with respect to environmental matters (which are provided for in Section 5.13), there are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, investigations, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any of their assets or property or to which the Company or any of its Subsidiaries or any of their assets or property is otherwise a party or subject or, to the Knowledge of the Company, a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or to prevent or materially delay consummation of the Merger.

(b) There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Authority in effect to which any of the Company or any of its Subsidiaries is a party or subject which materially interferes with, or would be reasonably expected to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted.

5.17 Information Supplied. None of the information supplied (or to be supplied) by or on behalf of the Company specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Company Stockholders, or any amendment or supplement thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent, Merger Sub or their respective Affiliates or Representatives for inclusion or incorporation by reference in any of the foregoing documents.

5.18 Tax Matters.

(a) (i) Each of the Company and its Subsidiaries has filed when due (taking into account extensions of time for filing) with the appropriate Taxing Authority all material Tax Returns required to be filed by it and all such Tax Returns were complete and accurate in all material respects, and (ii) all material Taxes owed by the Company and its Subsidiaries (whether or not shown on any Tax Return), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders or other Third Parties, have been duly and timely paid in full, except in each case of clause (i) and (ii) for amounts being contested in good faith by appropriate proceedings or for which adequate reserves have been maintained in accordance with GAAP.

(b) Except as set forth in Section 5.18(b) of the Company Disclosure Letter, there is no Proceeding now pending against the Company or any of its Subsidiaries in respect of any material Tax or material Tax Return, nor has any written adjustment with respect to a material Tax Return or written claim for additional material Tax been received by the Company or any of its Subsidiaries that is still pending.

(c) There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of material Taxes due from the Company or any of its Subsidiaries.

(d) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(e) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(f) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in contracts not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Law), other than a group of which the Company or any Subsidiary is or was the common parent, and neither the Company nor any of its Subsidiaries has any liability for material Taxes of any other person (other than Taxes of the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract or otherwise.

(i) Within the last two years, neither the Company nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the Code.

(j) To the Knowledge of the Company, as of the date of this Agreement, none of the Company’s U.S. federal net operating loss carryforwards is subject to any limitation under Section 382 of the Code.

(k) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.19 Employee Benefits; Labor.

(a) Section 5.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Employee Benefit Plan. The term “Company Employee Benefit Plan” means each Employee Benefit Plan sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates or for which the Company or any of its ERISA Affiliates has or could have any liability, contingent or otherwise.

(b) With respect to each Company Employee Benefit Plan, the Company has heretofore made available to Parent a true and complete copy, or summary if no plan document exists, as of the date of this Agreement, of (i) each plan document and most recent summary plan description of each Company Employee Benefit Plan, (ii) each trust agreement or annuity contract, if any, in effect as of the date hereof that relates to any Company Employee Benefit Plan, (iii) the most recently prepared actuarial valuation report in connection with each Company Employee Benefit Plan for which an actuarial valuation report was required to be prepared under applicable Law, (iv) the most recent annual report on Form 5500 required to be filed with the IRS with respect each Company Employee Benefit Plan (if applicable), and (v) the most recently received IRS determination letter with respect to each Company Employee Benefit Plan, if applicable.

(c) Each Company Employee Benefit Plan has been operated and administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Company Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. There are no termination proceedings or other claims (except routine claims for benefits payable under the Company Employee Benefit Plans) or proceedings pending or, to the knowledge of the Company, threatened against or involving any Company Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Company Employee Benefit Plan that would be reasonably expected to have a Company Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its ERISA Affiliates has any unsatisfied liability under Title IV of ERISA and there do not now exist, nor do any circumstances exist that would result in, any liabilities to the Company or any of its ERISA Affiliates under (i) Title IV of ERISA, (ii) Section 302 of ERISA or (iii) Sections 412 and 4971 of the Code, in each case, that would reasonably be expected to be a liability of the Surviving Corporation or its Affiliates following the Effective Time. No Company Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code.

(e) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Company Employee Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and each trust maintained thereunder is exempt from taxation under Section 501(a) of the Code.

(f) Except as set forth in Section 5.19(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law, for coverage through the end of the month of termination or for coverage during an applicable severance benefit period).

(g) Except as otherwise provided under this Agreement or as set forth in Section 5.19(g) of the Company Disclosure Letter, the consummation of the Merger and the other transactions contemplated by this Agreement will not, either alone or in combination with another event (where such other event by itself would not result in such consequence), (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) entitle any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Employee Benefit Plan or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Company Employee Benefit Plan on or following the Effective Time. No amount or other entitlement or economic benefit that could be received as a result of the consummation of the Merger or any other transaction contemplated by this Agreement by or for the benefit of any individual who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Employee Benefit Plan or otherwise would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(h) The Company and its Affiliates are, and have been, in compliance in all respects with all applicable Law relating to the employment of labor or the engagement of independent contractors, including all such applicable Law relating to wages, hours, overtime, collective bargaining, discrimination, classification of employees and independent contractors, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(i) The Company and its Affiliates are neither party to, nor bound by, any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union or labor organization; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any Employees; and no Employees are represented by any labor union, labor organization or works council with respect to their employment with the Company or any of its Affiliates.

(j) No labor union, labor organization or group of Employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or to the Knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, no labor union is engaging in organizing activities with respect to any Employees.

(k) Except as set forth in Section 5.19(k) of the Seller Disclosure Letter, since January 1, 2013, there has been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Company or any of its Affiliates that would individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(l) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any Employees or former employees of the Company or any of its Affiliates for any services or amounts required to be reimbursed or otherwise paid.

5.20 Intellectual Property/IT. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of the Company as presently conducted does not infringe upon, misappropriate otherwise conflict with any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. The Company and its Subsidiaries exclusively own the material Intellectual Property applications and registrations purported to be owned by the Company or its Subsidiaries, free and clear of all Encumbrances, and such registrations are in full force and effect, and to the Knowledge of the Company, valid and enforceable in all material respects. The Company and its Subsidiaries use and have used commercially reasonable efforts to protect their material trade secrets and confidential information, and, to the Knowledge of the Company, there have been no material compromises thereof. There are no information technology (including oil and gas infrastructure control system) deficiencies material to the business of the Company or its Subsidiaries, the Company and its Subsidiaries take reasonable measures with respect to cybersecurity and business continuity and, since two (2) years prior to the date hereof, there have been no material information technology (including oil and gas infrastructure control system) outages nor any material information system, data or other cybersecurity breaches or compromises.

5.21 Financial Advisors. Except for the Company Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of the Company Financial Advisor as and to the extent set forth in the engagement letter dated May 9, 2015. The Company has previously delivered to Parent a complete and accurate copy of such engagement letter.

5.22 Regulatory Matters.

(a) The Company is not a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All properties and related facilities constituting the Company’s and its Subsidiaries’ properties (including any facilities under development) are (i) exempt from regulation by the U.S. Federal Energy Regulatory Commission under Applicable Law and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction, including regulation by the Railroad Commission of Texas as a “utility,” “gas utility,” “local distribution company,” “gas gathering utility,” or “common carrier.”

(c) Except with respect to offshore Oil and Gas Leases, neither the Company nor any of its Subsidiaries conducts any business of any kind with any U.S. federal Governmental Authority, directly or indirectly, including in respect of sales into the U.S. Strategic Petroleum Reserve, and no such business is currently contemplated.

(d) Neither the Company nor any of its Subsidiaries owns, controls, or has under development any (i) refining capacity or (ii) oil or gas transportation infrastructure (other than gathering facilities).

5.23 Insurance Coverage. The insurance policies maintained by the Company and its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the businesses of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount customary for Persons engaged in similar businesses and subject to the same or similar perils or hazards. All such insurance policies are in full force and effect, all premiums due with respect thereto have been paid and, since the most recent renewal date, the Company and its Subsidiaries have not received any written notice threatening termination of, premium increase with respect to, or material alteration of coverage under, any of such policies.

5.24 Affiliate Transactions. No Related Person, other than in his or her capacity as a director, officer or employee of any of the Company or its Subsidiaries (a) is involved, directly or indirectly, in any material business arrangement or other material relationship with any of the Company or its Subsidiaries, or (b) directly or indirectly owns, or otherwise has any right, title, interest in, to or under, any material property or right, tangible or intangible, that is used by any of the Company or its Subsidiaries and is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

5.25 Fairness Opinion. The Company Board has received the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Company Stockholders. A signed copy of the written opinion will be delivered to Parent promptly after receipt thereof by the Company.

5.26 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article V, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in (a) all forms, registration statements, reports, schedules and statements filed by Parent with the SEC under the Exchange Act or the Securities Act since January 1, 2014 and prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein (collectively, the “Parent SEC Documents”) (but (i) excluding any disclosure contained in any such Parent SEC Documents under the heading “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similar heading (other than any historical factual information contained within such headings, disclosure or statements) and (ii) without giving effect to any amendment thereof or supplement thereto filed with, or furnished to the SEC on or after the date hereof), but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties is reasonably apparent on the face of such disclosure or (b) the Parent Disclosure Letter delivered prior to the execution of this Agreement (provided that (i) disclosure in any section of such Parent Disclosure Letter is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Parent Disclosure Letter that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”)), Parent and Merger Sub represent and warrant to the Company as follows:

6.1 Organization, General Authority and Standing. Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the State of

Delaware. Section 6.1 of the Parent Disclosure Letter sets forth a true and complete list of Parent’s Subsidiaries. Each of Parent’s Subsidiaries is validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Merger Sub (a) has all corporate or other organizational power and authority required to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted and (b) is duly licensed or qualified to do business and in good standing to do business as a foreign organization in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except in the case of clause (b) such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company complete and accurate copies of the Parent Charter, Parent Bylaws, Merger Sub Charter and Merger Sub Bylaws, each as amended to the date of this Agreement, and each such document as so delivered is in full force and effect, and neither Parent nor Merger Sub is in material violation of any of the provisions contained therein.

6.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000,000,000 Parent Common Shares and 4,000,000 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). As of the date hereof, there are (i) 388,098,769 Parent Common Shares (excluding unvested Parent Restricted Shares) issued and outstanding, (ii) 36,817,919 Parent Common Shares held in the treasury of Parent, and (iii) no shares of Parent Preferred Stock issued and outstanding or held in treasury. All of the issued and outstanding Parent Common Shares were duly authorized and are validly issued in accordance with the Parent Charter, are fully paid and nonassessable and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). All Parent Common Shares that may be issued or granted pursuant to the exercise of Parent Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized and validly issued in accordance with the Parent Charter, fully paid and non-assessable and not subject to any preemptive or similar rights (and will not be issued in violation of any preemptive or similar rights).

(b) As of the date hereof, except as set forth above in Section 6.2(a) and except for 15,042,996 Parent Common Shares reserved for issuance on exercise of Parent Options outstanding on the date hereof pursuant to the Parent Stock Plans, (i) there are no shares, partnership interests, limited liability company interests or other equity securities of Parent, including any Parent Common Shares and any shares of Parent Preferred Stock, issued or authorized and reserved for issuance, (ii) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating Parent to (A) issue, transfer or sell any equity interests of Parent or any securities convertible into or exchangeable for such equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar Right, agreement or arrangement, (C) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Shares, or (D) make any commitment to authorize, issue or sell any such equity interests or securities or other Rights, except pursuant to this Agreement, (iii) there are no contractual obligations of

Parent to repurchase, redeem or otherwise acquire any equity interest in Parent or any such securities or agreements listed in clause (ii) of this sentence, and (iv) there are no agreements granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent.

(c) All outstanding Parent Common Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts.

(d) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the holders of Parent Common Shares on any matter.

(e) There are no voting trusts or other agreements or understandings to which Parent is a party with respect to the voting or registration of capital stock or other equity interest of Parent.

6.3 Power, Authority and Approvals of Transactions. Parent has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly authorized by all necessary corporate action by Parent. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto, constitutes, or will constitute at the Effective Time, Parent’s and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).

6.4 No Violations or Defaults. Subject to required filings under federal and state securities Laws and with the NYSE, assuming the other consents and approvals contemplated by Section 6.5 are duly obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not (a) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination, cancellation or modification of, or result in the acceleration of performance required by or the loss of any benefit to which any of Parent or its Subsidiaries is entitled under, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, contract, agreement, joint venture, permit or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or their respective properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (b) conflict with or constitute a breach or violation of, or a default under the Parent Charter or Parent Bylaws, or the similar organizational documents of any of Parent’s Subsidiaries (c) contravene or conflict in any material respect with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or (d) result in the creation of any material Lien on any of the assets of Parent or any of its Subsidiaries.

6.5 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or other Person are necessary in connection with (a) the execution and delivery by Parent and Merger Sub of this Agreement or (b) the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of the registration statement on Form S-4 by Parent in connection with the issuance of New Common Shares in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) and other filings required under federal or state securities laws, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, (iv) such filings and approvals as may be required to be made or obtained under the Antitrust Laws, and (v) such other consents, authorizations, approvals, filings or registrations the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay consummation of the Merger.

6.6 Financial Reports and Parent SEC Documents.

(a) Since January 1, 2014, Parent has filed with or furnished to the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Parent SEC Document prior to the date hereof, in which case as of the date of such amendment); each Parent SEC Document (i) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act (as the case may be) and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent SEC Documents and (ii) did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of Parent included in the Parent SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto), and (iii) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material). The financial statements to be filed by Parent with the SEC after the date of this Agreement (i) will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto), and (iii) will fairly present in all material respects the consolidated financial position of Parent and its

Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments which are not, individually or in the aggregate, material).

6.7 Internal Controls and Procedures. Parent has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries; such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies, if any, in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. To the Knowledge of Parent, since January 1, 2013, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by Parent. Since January 1, 2013, Parent has not received any material complaints through Parent’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. Since January 1, 2013, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of applicable Law that are securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee of the Parent Board or to the Parent Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications were complete and accurate as of the dates they were made.

6.8 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2014, and in the financial statements (or notes thereto) included in subsequent Parent SEC Documents filed by Parent prior to the date hereof, neither Parent nor any of its consolidated Subsidiaries had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (a) are accrued or reserved against in the financial statements of Parent included in the Parent SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (b) were incurred since the Balance Sheet Date and prior to the date hereof in the ordinary course of business and consistent with past practices and that would not reasonably be expected, either individually or in the aggregate, to have a Parent Material Adverse Effect or (c) relate to this Agreement or the transactions contemplated hereby.

6.9 Absence of Certain Changes or Events.

(a) Since December 31, 2014, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since December 31, 2014, except for this Agreement and the transactions contemplated hereby, Parent and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business.

6.10 Compliance with Applicable Law. Each of Parent and its Subsidiaries is and has been in compliance with all, and is not in default under or in violation of any, applicable Laws, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written communication since January 1, 2013 from a Governmental Authority alleging that Parent or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. No investigation or review by any Governmental Authority with respect to any of Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor, to the Knowledge of Parent, has any Governmental Authority indicated an intention to conduct the same, except where such investigation or review would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

6.11 Litigation. There are no Proceedings pending or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries or any of their assets or property or to which Parent or any of its Subsidiaries or any of their assets or property is otherwise a party or, to the Knowledge of Parent, a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect or to prevent or materially delay consummation of the Merger.

6.12 Information Supplied. None of the information supplied (or to be supplied) by or on behalf of Parent specifically for inclusion in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, or (b) the Proxy Statement (which will be included as a prospectus in the Registration Statement) will, on the date the Proxy Statement is first mailed to Company Stockholders, or any amendment or supplement thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company or its Affiliates or Representatives for inclusion or incorporation by reference in any of the foregoing documents.

6.13 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

6.14 Tax Matters. (i) Each of Parent and its Subsidiaries has filed when due (taking into account extensions of time for filing) with the appropriate Taxing Authority all material Tax Returns required to be filed by it and all such Tax Returns were complete and accurate in all material respects, and (ii) all material Taxes owed by Parent and its Subsidiaries (whether or not shown on any Tax Return), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders or other Third Parties, have been duly and timely paid in full, except in each case of clause (i) and (ii) for amounts being contested in good faith by appropriate proceedings or for which adequate reserves have been maintained in accordance with GAAP.

6.15 Status under Section 203 of the DGCL. Neither Parent nor Merger Sub nor any of their respective “affiliates” and “associates” (as such terms are defined in Section 203 of the DGCL (“Section 203”), is, or at any time within the past three years has been, an “interested stockholder” of the Company (as such term is defined in Section 203.

6.16 Employee Benefits. Each Employee Benefit Plan sponsored, maintained or contributed to by Parent or any of its ERISA Affiliates or for which Parent or any of its ERISA Affiliates has or could have any liability, contingent or otherwise (each, a “Parent Employee Benefit Plan”) has been operated and administered in all respects in accordance with its terms, and in compliance with the applicable provisions of all Laws applicable to such Parent Employee Benefit Plan, and complies with such terms and such Laws, in each case except where the failure to be so administered or to so comply, would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect. There are no termination proceedings or other claims (except routine claims for benefits payable under the Parent Employee Benefit Plans) or proceedings pending or, to the knowledge of Parent, threatened against or involving any Parent Employee Benefit Plan or asserting any rights to, or claims for benefits under, any Parent Employee Benefit Plan that would be reasonably expected to have a Parent Material Adverse Effect.

6.17 Insurance Coverage. The insurance policies maintained by Parent and its Subsidiaries are with reputable insurance carriers (including self-insured or captives), provide full and adequate coverage for all normal risks incident to the businesses of Parent and its

Subsidiaries and their respective properties and assets, and are in character and amount customary for Persons engaged in similar businesses and subject to the same or similar perils or hazards. All such insurance policies are in full force and effect, all premiums due with respect thereto have been paid and, since the most recent renewal date, Parent and its Subsidiaries have not received any written notice threatening termination of, premium increase with respect to, or material alteration of coverage under, any of such policies.

6.18 No Other Representations and Warranties. Except for the representations and warranties set forth in this Article VI, neither Parent, Merger Sub nor any other Person makes or has made any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, neither Parent, Merger Sub nor any other Person will have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company (including its respective Representatives), or the Company’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VII

COVENANTS

The Company hereby covenants to and agrees with Parent, and Parent and Merger Sub hereby covenant to and agree with the Company, on their behalf and on behalf of the Surviving Corporation, that:

7.1 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement (including Section 7.1(d)), Parent and Merger Sub, on the one hand, and the Company, on the other hand, will cooperate with each other and use (and will cause their respective Subsidiaries to use) its reasonable best efforts (subject to, and in accordance with, applicable Law) to (i) take, or cause to be taken, all actions, and do, or cause to be done, promptly and to assist and cooperate with the other Parties in doing, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or Third Party necessary, proper or advisable to consummate the Merger, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or Governmental Authority vacated, lifted, overturned or reversed, (iv) obtain all necessary consents, approvals or waivers from Third Parties, and (v)

execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company, Parent or Merger Sub (or any of their respective Subsidiaries) be required to pay any penalty, compensation or other consideration to any Third Party for any consent or approval required under any license, contract or agreement for the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.1 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date). Parent will pay any HSR Act filing fee.

(c) Each of the Parties hereto will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private Person, (ii) promptly inform the Other Party of (and supply to the Other Party) any communication received by such Party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger, (iii) permit the Other Party to review in advance and incorporate the Other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and (iv) consult with the Other Party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Party the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.4(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.1 in a manner so as to preserve the applicable privilege. Notwithstanding any other provision of this Agreement to the contrary, neither Party is required to disclose to the Other Party its documents responsive to Items 4(c) and 4(d) of the HSR Notification and Report Form.

(d) In furtherance of the covenants set forth in this Section 7.1 and subject to the limitations set forth in this Section 7.1(d), if any objections are asserted with respect to the

Merger under any Antitrust Law or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other Governmental Authority challenging the Merger or which would otherwise prohibit or materially impede or delay the consummation of the Merger, each of Parent and the Company shall (and shall cause their respective Subsidiaries to) take all actions necessary to resolve any such objections or lawsuits or other proceedings (or threatened lawsuits or other proceedings) so as to permit consummation of the Merger as soon as reasonably practicable, including becoming subject to, consenting to or agreeing to, or otherwise taking any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change its respective assets or business (including that of its Affiliates) (each, a “Divestiture Action”); provided that notwithstanding anything in this Agreement to the contrary, none of Parent, the Company or any of their respective Subsidiaries shall be required to take any such action that would reasonably be expected to impair the benefits of the Merger to Parent or to have a Company Material Adverse Effect or a Parent Material Adverse Effect; and provided further, that the obligations of the parties under this Section 7.1(d) to consummate any such Divestiture Action shall be conditioned upon the occurrence of the Closing or satisfaction of all of the conditions to the Closing in a case where the Closing will occur immediately following such Divestiture Action.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.1 (but subject to the limitations set forth in Section 7.1(d)), if any administrative or judicial action or proceeding, including any proceeding by a private Person, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

7.2 Registration Statement; Proxy Statement.

(a) As soon as practicable following the date of this Agreement, the Company and Parent will prepare and the Company will file with the SEC the Proxy Statement and the Company and Parent will prepare and Parent will file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company and Parent shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the Registration Statement and any such statement or schedule. Each of the Company and Parent will use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. Parent also agrees to use commercially reasonable efforts to obtain any necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the

Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, or dissemination to the Company Stockholders of, the Proxy Statement or any other materials used in connection with the Company Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (“Other Proxy Materials”) will be made by the Company without providing the Other Party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments). If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders. The Parties will notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and each Party will supply the Other Party with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Registration Statement or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement; provided that no responses to any oral or written request by the SEC with respect to the Registration Statement, the Proxy Statement or the Other Proxy Materials, will be made by Parent or the Company, as applicable, without providing the Other Party a reasonable opportunity to review and comment thereon (and good faith consideration by Parent or the Company, as applicable, of all such comments).

(b) The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and as soon as reasonably practicable following the Registration Statement being declared effective by the SEC, duly call, give notice of, convene and hold, the Company Meeting. Without the prior written consent of Parent, the adoption of this Agreement by the Company Stockholders and an advisory vote on compensation payable to executive officers of the Company in connection with the Merger (together with related procedural matters) shall be the only proposals to be submitted to, or voted on by, the Company Stockholders at the Company Meeting. Subject to Section 7.3, the Company will, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”). The Proxy Statement shall (subject to Section 7.3) include the Company Board Recommendation. Notwithstanding anything in this Agreement to the contrary, the Company shall not postpone or adjourn the Company Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed), other than (i) to solicit additional proxies for the purpose of obtaining Company Stockholder Approval, (ii) in the absence of a quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company Board has determined, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the

Company Meeting, and (iv) if the Company has delivered any notice contemplated by Section 7.3(d) or Section 7.3(e) and the time periods contemplated by Section 7.3(d) or Section 7.3(e) have not expired to extend the date of the Company Meeting beyond the end of such period.

7.3 Alternative Proposals; Change in Recommendation.

(a) The Company will, and will cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any possible Alternative Proposal, and request that each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Alternative Proposal return or destroy all confidential information previously provided to such Person by or on behalf of the Company or its Subsidiaries. Except as permitted by this Section 7.3, the Company will not, and will cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing information) any inquiries or the making or the submission of any proposal that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that has made an Alternative Proposal or to any Person in contemplation of an Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 7.3 and to limit its conversation or other communication exclusively to such referral), (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Alternative Proposal, (iv) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement providing for with respect to an Alternative Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (v) amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (vi) resolve or agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (i) the Company has received a written Alternative Proposal that the Company Board believes in good faith is bona fide, (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal, and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such Third Party would be inconsistent with the Company Board’s fiduciary duties under applicable Law, then the Company may, subject to clauses (w)-(z) below, (A) furnish information, including confidential information, with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (w) such Alternative Proposal was received after the date of this Agreement, such Alternative Proposal was not initiated, solicited, encouraged or facilitated in violation of this Section 7.3(a) and such Alternative Proposal has not been withdrawn, (x) the Company provides to Parent the notice required by Section 7.3(b) with respect to such Alternative Proposal, (y) the Company will not, and will cause its Subsidiaries and its and their respective directors, officers and employees not to, and will use reasonable best efforts to cause their respective other Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions that are not materially less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent, a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Company and such person shall permit such person to make any non-public Alternative Proposal to the Company Board) and (z) prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company and its Subsidiaries that was not previously provided or made available to Parent, the Company will provide such non-public information to Parent.

If Parent or the Company believes that there has been a breach by a Third Party (or its Representatives) of any standstill provisions to which such Third Party and the Company or any of its Subsidiaries is a party, or Parent or the Company reasonably anticipates such a breach, then upon written request by Parent, the Company shall take all necessary actions to enforce such standstill provision.

(b) In addition to the obligations of the Company set forth in this Section 7.3, the Company will promptly (and in no event later than twenty-four (24) hours after receipt) of any Alternative Proposal or any inquiry or request for discussions or negotiations regarding an Alternative Proposal or non-public information relating to the Company or any of its Subsidiaries in connection with an Alternative Proposal advise Parent orally and in writing of such Alternative Proposal, inquiry or request (including providing the identity of the person making or submitting such Alternative Proposal, inquiry or request and, (x) if it is in writing, a copy of such Alternative Proposal, inquiry or request and any related draft agreements and (y) if oral, a reasonably detailed summary thereof) (and any changes thereto). The Company will keep Parent reasonably informed of material developments with respect to any such Alternative Proposal (and in no event later than twenty-four (24) hours following any such development).

(c) Except as otherwise provided in this Section 7.3, neither the Company Board nor any committee thereof will directly or indirectly: (i) withhold, withdraw, modify, qualify or fail to make, or publicly propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to Parent, the Company Board Recommendation, including by failing to include the Company Board Recommendation in the Proxy Statement and Registration Statement, (ii) publicly approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Alternative Proposal, (iii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal, (iv) approve any transaction under, or any Third Party becoming, an “interested stockholder” under, Section 203 of the DGCL (or similar concepts under any other applicable Takeover Law), or (v) resolve, propose, agree or publicly announce an intention to do any of the foregoing (any action described in this Section 7.3(c) being referred to as a “Change in Recommendation”). For the avoidance of doubt, a public statement that merely describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Change in Recommendation.

(d) Notwithstanding the foregoing, if the Company receives a written Alternative Proposal that the Company Board believes in good faith is bona fide and such Alternative Proposal was not initiated, solicited, encouraged or facilitated in violation of this Section 7.3(a) and the Company Board (i) after consultation with its financial advisors and outside legal counsel, concludes that such Alternative Proposal constitutes a Superior Proposal and (ii) following consultation with outside legal counsel, determines that the failure of the Company Board to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may at any time prior to obtaining the Company Stockholder Approval, terminate this Agreement pursuant to Section 9.1(h) (provided, however, that such termination shall not be effective unless and until the Company shall have paid the Termination Fee in accordance with Section 9.4(c)) and/or effect a Change in Recommendation; provided, however, that the Company Board may not take such action pursuant to the foregoing unless:

(i) the Company has provided prior written notice (which notice must state that the Company Board has made the determinations contemplated by the foregoing clauses (i) and (ii) of Section 7.3(d)) to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of such Superior Proposal, identifying the Person or group making such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements) at least four (4) calendar days in advance of its intention to take such action with respect to a Change in Recommendation (the period inclusive of all such days, the “Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 7.3(d) and a new Notice Period, except that such new Notice Period in connection with any amendment shall be for three (3) calendar days from the time Parent receives such notice (as opposed to four (4) calendar days));

(ii) during the Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement; and

(iii) at the end of the Notice Period, the Company Board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent, that such Alternative Proposal continues to constitute a Superior Proposal and that the failure of the Company Board to effect a Change in Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law.

(e) Other than in connection with an Alternative Proposal (which shall be subject to Section 7.3(d) and shall not be subject to this Section 7.3(e)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Change in Recommendation in response to an Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, and (ii) (A) the Company provides Parent four (4) calendar days written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Change in Recommendation, the Company shall negotiate in good faith with Parent during such four (4) calendar day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would not permit the Company Board to make a Change in Recommendation pursuant to this Section 7.3(e), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent, and following such four (4) calendar day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Company Board’s fiduciary duties under applicable Law would continue to require a Change in Recommendation with respect to such Intervening Event.

(f) Nothing contained in this Agreement will prevent the Company or the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) or from making any legally required disclosure to Company Stockholders;  provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Alternative Proposal shall be deemed to be a Change in Recommendation unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Company Board. Any “stop-look-and-listen” communication by the Company or the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board Recommendation.

(g) For purposes of this Agreement:

(i) “Alternative Proposal” means any proposal or offer (whether or not in writing) from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries equal to 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding Company Common Shares, or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its Subsidiaries or at least 20% of any class of equity securities or capital stock of the Company or any of its Subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; in each case, other than the transactions contemplated hereby.

(ii) “Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval.

(iii) “Superior Proposal” means a written offer, obtained after the date of this Agreement, to acquire, directly or indirectly, more than 50% of the outstanding Company Common Shares or more than 50% of the consolidated assets of the Company and its Subsidiaries, made by a Third Party, which is on terms and conditions which the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) to be more favorable to the Company Stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement, taking into account at the time of determination all financial, legal and regulatory terms and conditions of the Alternative Proposal and this Agreement, including any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Alternative Proposal.

7.4 Access to Information; Confidentiality.

(a) Upon reasonable notice, each Party shall, and shall cause each of its Subsidiaries to, afford to the Other Party and its Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of its and its Subsidiaries’ properties (including for purposes of environmental assessment; provided, however, that no subsurface or other invasive testing or sampling of any property of any of the Company may be conducted without the Company’s prior written approval), commitments, books, contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Without limiting the foregoing, from the date hereof until the Effective Time, the Company shall maintain, or cause to be maintained, and provide Parent and its Representatives continued access to, the Data Site, and shall not remove any documents or information loaded onto the Data Site prior to, on or after the date hereof. The Company shall not remove any of the documents or items provided in the Data Site through and including the Closing Date. Each Party shall furnish promptly to the Other Party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ businesses, properties and personnel as the other party may reasonably request (including information necessary to prepare the Proxy Statement and the Registration Statement).

Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Party pursuant to this Section 7.4 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.4 shall not require either Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party (i) would reasonably be expected to result in any violation of any contract or Law to which such Party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (ii) is reasonably pertinent to any litigation, if any, in which such Party or any of its Subsidiaries, on the one hand, and the Other Party or any of its Subsidiaries, on the other hand, are adverse parties; provided that, in the case of clause (i), the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (A) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the Other Party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the Other Party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 7.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable Third Party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

7.5 Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company will not, and each will cause its respective Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Other Party; provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s equity securities are traded, provided that such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that the Company shall not be required by this Section 7.5 to consult with Parent or any other Person with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and matters related thereto or a Change in Recommendation.

7.6 Confidentiality. The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect and all information provided to any Party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company or Parent of their respective obligations under this Agreement and, in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

7.7 Takeover Laws. Neither the Company nor Parent will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

7.8 New Common Shares Listed. Parent will use its commercially reasonable efforts to list, prior to the Effective Time, on the NYSE, upon official notice of issuance, the New Common Shares.

7.9 Non-Competition Agreements. Subject to Section 7.9 of the Company Disclosure Letter, prior to the Closing, the Company will use commercially reasonable efforts to enter into a non-competition agreement with each of the individuals identified in Section 7.9 of the Company Disclosure Letter (the “Listed Employees”) in a form and on such terms and conditions as will be agreed between the Listed Employees and the Company.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter or Company Bylaws, the Director and Officer Indemnification Agreements, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s Subsidiaries, subject to the terms and conditions set forth herein, from and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, (A) an officer or director of the Company or any of its Subsidiaries or (B) a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries, together with such Person’s heirs, executors, trustees, fiduciaries and administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law from and against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof)

arising out of or in connection with any Claim or Action; and (ii) promptly pay on behalf of or, within fifteen (15) days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security; provided, however, that, if required by applicable Law, it shall be a condition to the payment or advancement of any Indemnification Expenses that Parent or the Surviving Corporation receive an undertaking by the Indemnified Party to repay such Indemnification Expenses paid or advanced if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 7.10(a) extend to acts or omissions occurring at or before the Effective Time in the capacity as a director or officer of the Company or any of its Subsidiaries and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date hereof (with respect to acts or omissions occurring prior to such cessation) and inure to the benefit of such Indemnified Party’s heirs, executors and personal and legal representatives. As used in this Section 7.10: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”) arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including reasonable experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as reasonable telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.10(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL: and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves. To the extent permitted by Law, any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or would reasonably be expected to be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable for any settlement effected without either Parent’s or the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and Parent and the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate. In the event of any such Action, each applicable Indemnified Party, Parent and the Surviving Corporation shall reasonably cooperate in the defense thereof.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Company Charter and Company Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Company’s Subsidiaries) and indemnification agreements (including, without limitation, the Director and Officer Indemnification Agreements) of the Company or any of its Subsidiaries will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six (6) years from the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of the Company’s Subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Company Charter and Company Bylaws, which provisions will not be amended, repealed or otherwise modified for a period of (6) six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification in respect of any Action pending or asserted or any Claim made within such period continue until the disposition of such Action or resolution of such Claim.

(d) For a period of six (6) years from the Effective Time, Parent or the Surviving Corporation will maintain in effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but neither Parent nor the Surviving Corporation will be required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date hereof and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.10(d) would cost in excess of that amount.

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 7.10.

(f) Parent will cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.10.

(g) This Section 7.10 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on the Surviving Corporation and its successors and assigns.

7.11 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent in each case it obtains Knowledge thereof, of (a) any notice or other communication received by such Party or its Subsidiaries from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent is reasonably likely to be material to the Company, Parent or the Surviving Corporation, or to materially impede or delay the consummation of the transactions contemplated hereby (b) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger, (c) any inaccuracy of any representation or warranty of the Company or Parent, as applicable, contained herein at any time during the term hereof, (d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII and (e) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; provided that, in the case of clauses (c), (d) and (e), the failure to comply with this Section 7.11 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company will take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to the Surviving Corporation, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.13 Employee Benefits.

(a) From the Effective Time through December 31, 2015, Parent will, or will cause its Affiliates to, provide each Employee who remains in the active employment with Parent or any of its Affiliates (the “Continuing Employees”) with (i) a base salary or wages that are no less than such Continuing Employee’s base salary or wages as of the Effective Time, (ii) bonus, equity and long-term incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such Continuing Employee as of the Effective Time, and (iii) employee benefits that are substantially comparable, in the aggregate, to the employee benefits provided to such Continuing Employee as of the Effective Time. From January 1, 2016 through December 31, 2016, Parent will, or will cause its Affiliates to, provide the Continuing Employees with compensation and employee benefits that are no less favorable, in the aggregate, than the compensation and employee benefits provided to similarly situated employees of Parent or its Subsidiaries.

(b) Without limiting the generality of Section 7.13(a) above, from the Effective Time through the second anniversary of the Effective Time, Parent will, and will cause its Affiliates to, provide each Continuing Employee with severance benefits that are no less favorable in all respects (including eligibility and level of benefits) than (i) the Company’s Executive Change in Control Plan for employees designated as eligible to participate therein as of the date hereof, and (ii) for other employees, those provided under the Company’s Employee Change in Control Plan.

(c) Parent will, or will cause its Affiliates to, honor, in accordance with its terms, each Company Employee Benefit Plan listed on Section 5.19(a) of the Company Disclosure Letter and all obligations thereunder including any rights or benefits arising as a result of the transactions contemplated under this Agreement (either alone or in combination with any other event, including termination of employment), and Parent hereby agrees and acknowledges that the consummation of the transactions contemplated by this Agreement constitutes a “change of control” or a “change in control” or similar term, as the case may be, for all purposes under each Company Employee Benefit Plan.

(d) Effective as of the Effective Time, Parent will, or will cause its Affiliates to, cause each material Parent Employee Benefit Plan (including all applicable vacation, severance and defined contribution retirement benefit plans and programs) in which any

Continuing Employee becomes eligible to participate to treat the prior service of such Continuing Employee with any of the Company and its Affiliates as service rendered to Parent for all purposes (including vesting, eligibility, level of benefit and benefit accrual purposes, but other than for purposes of benefit accrual under any defined benefit plan or vesting under any equity compensation plan) to the extent that such service crediting does not violate any applicable Law or result in duplication of benefits for the same period of service.

(e) Parent will, or will cause its Affiliates to, use commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Continuing Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements, and requirements to show evidence of good health under the applicable health and welfare plan of Parent or any Affiliate of Parent to the extent such Continuing Employee and his or her eligible dependents are covered under a health and welfare benefit plan of the Company or any of its Affiliates (as the case may be), and such conditions, periods or requirements are satisfied or waived under such plan, immediately prior to the Effective Time and (ii) credit each Continuing Employee and his or her eligible dependents with all deductible payments, co-payments and co-insurance paid by such employee and covered dependents under the medical employee benefit plan of the Company or any of its Affiliates (as the case may be) prior to the Effective Time during the year in which the Effective Time occurs for the purpose of determining the extent to which any such employee and his or her dependents have satisfied their deductible and whether they have reached the out-of-pocket maximum under any medical plan of Parent or any Affiliate of Parent for such year.

(f) For purposes of determining the number of vacation days and other paid time off to which each Continuing Employee is entitled during the calendar year in which the Effective Time occurs, Parent will, or will cause its Affiliates to, assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Continuing Employee as of the Effective Time to the extent reflected on the Company’s books and records.

(g) The provisions of this Section 7.13 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.13) under or by reason of any provision of this Agreement. Nothing in this Section 7.13 amends, or will be deemed to amend (or prevent the amendment or termination of), any Company Employee Benefit Plan or Parent Employee Benefit Plan. Parent and its Affiliates shall have no obligation to continue to employ or retain the services of any Continuing Employee for any period of time following the Effective Time and Parent and its Affiliates will be entitled to modify any compensation or benefits provided to, and any other terms or conditions of employment of, any such employees in its absolute discretion.

7.14 Certain Tax Matters.

(a) The Parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). None of the

Company or any of its Subsidiaries or Parent or any of its Subsidiaries shall take or cause to be taken any action that prevents or impedes, or could reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) The Parties shall cooperate and use their respective reasonable efforts in order for the Company and Parent to obtain the tax opinions referenced in Section 8.2(d) and Section 8.3(d).

(c) Any liability arising out of any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Effective Time, if applicable with respect to the Merger, shall be borne by the Company.

7.15 Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Company and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.16 Governance Matters. Parent shall take all necessary corporate action to appoint to Parent’s Board of Directors, as of the Effective Time, one member of the Company’s Board of Directors as of the date of this Agreement that is mutually agreed upon by Parent and the Company.

7.17 Target Debt and Termination of Mortgages.

(a) The Company shall use commercially reasonable efforts to, concurrently with the Effective Time (or before), (i) obtain customary payoff letters to terminate the Existing Credit Agreement, (ii) coordinate with Parent and hedge providers to make arrangements with respect to Derivative Transactions and (iii) make arrangements satisfactory to Parent for the release of all Liens arising from or granted in connection with the Existing Credit Agreement.

(b) In connection with the transactions contemplated by this Agreement, in the event that Parent desires to consummate an exchange offer, tender offer, repurchase offer, consent solicitation, discharge, defeasance, redemption or similar transaction, or any combination thereof (collectively, the “Debt Transactions”), with respect to the Company’s 5.625% Senior Notes due 2021, 5.875% Senior Notes due 2022 and 5.875% Senior Notes due 2024 (collectively, the “Notes”), each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to, and to cause their respective Subsidiaries and Representatives (and, in the case of the Company, the trustee for the Notes) to, cooperate with one another in good faith to permit such Debt Transactions to be effected on such terms, conditions and timing as reasonably requested by Parent, including if so requested by Parent, causing those Debt Transactions to be consummated substantially concurrently with, but not prior to, the Closing. For the avoidance of doubt, the consummation of any Debt Transaction shall not be a condition to Closing.

(c) Parent shall promptly reimburse the Company for any documented reasonable out-of-pocket costs, fees and expenses incurred by the Company in connection with any Debt Transactions. In addition, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective officers, employees, partners, members, directors and affiliates, and each Person, if any, who controls the Company within the meaning of Section 20 of the Exchange Act, and any dealer-manager, information agent, solicitation agent, depositary or other agent or Person engaged by or on behalf of Parent or the Company (and such Person’s officers, employees, partners, members, directors and affiliates and each other Person, if any, who controls such Person within the meaning of Section 20 of the Exchange Act) at the request of Parent in connection with any Debt Transactions if applicable, for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any Debt Transactions.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction (or waiver by both the Company and Parent) at or prior to the Effective Time of each of the following:

(a) This Agreement and the Merger have been approved by the affirmative vote of the holders, as of the record date for the Company Meeting, of a majority of the outstanding Company Common Shares (the “Company Stockholder Approval”).

(b) All applicable waiting periods under the HSR Act have expired or been terminated.

(c) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, issued, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement (brought by a Third Party) is in effect.

(d) The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(e) The New Common Shares deliverable to the holders of Company Common Shares (including holders of Company Options deemed to have been exercised and Company Restricted Shares and Company PSUs deemed to have vested) as contemplated by this Agreement have been approved for listing on the NYSE, subject to official notice of issuance.

8.2 Additional Company Conditions to Closing. The obligation of the Company to consummate the Merger is further conditioned upon the satisfaction (or waiver by the Company) at or prior to the Effective Time of each of the following:

(a) Each of the representations and warranties of Parent (i) set forth in Sections 6.1, 6.2, and 6.3 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) set forth in this Agreement (other than the representations and warranties of Parent set forth in Sections 6.1, 6.2, and 6.3) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) except (in the case of this clause (ii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each and all of the agreements and covenants of Parent and Merger Sub to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Company has received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

(d) The Company has received the opinion of Latham & Watkins LLP, counsel to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Integrated Mergers will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub and the Company and any of their respective Affiliates and Representatives as to such matters as such counsel may reasonably request.

8.3 Additional Parent Conditions to Closing. The obligation of Parent to consummate the Merger is further conditioned upon the satisfaction (or waiver by Parent) at or prior to the Effective Time of each of the following:

(a) Each of the representations and warranties of the Company (i) set forth in Sections 5.2(a), 5.2(b) and 5.2(g) of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, except for any de minimis inaccuracies, (ii) set forth in Sections 5.1, 5.2(c) and 5.4 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) set forth in this Agreement (other than the representations and warranties of Company set forth in Sections 5.1, 5.2(a), 5.2(b), 5.2(c), 5.2(g) and 5.4) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) except (in the case of this clause (iii)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent has received a certificate signed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(d) Parent has received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Integrated Mergers will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub and the Company and any of their respective Affiliates and Representatives as to such matters as such counsel may reasonably request.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise provided below) as follows:

(a) by the mutual written consent of the Company and Parent;

(b) by the Company or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of the Company becomes untrue, and, with respect to either (i) or (ii) above, the conditions set forth in Sections 8.3(a) or (b) would not be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or has not become true) within thirty (30) days following receipt by the Company of notice of such breach, failure or untruth from Parent;

(d) by the Company if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either (i) or (ii) above, the conditions set forth in Sections 8.2(a) or (b) would not be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or has not become true) within thirty (30) days following receipt by Parent of notice of such breach, failure or untruth from the Company;

(e) by the Company or Parent if the Closing does not occur on or before November 12, 2015 (the “Outside Date”);  provided, that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to the Closing;

(f) by the Company or Parent if the Company Meeting has concluded and the Company Stockholder Approval has not been obtained;

(g) by Parent, if a Change in Recommendation has occurred; or

(h) by the Company, if the Company is terminating this Agreement to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 7.3, provided that the Company has complied with Section 9.4(c),

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party, and this Agreement will terminate without further action by Parent or the Company.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Company; provided, that the agreements and obligations of the Parties set forth in this Section 9.3, Section 9.4 and Article X hereof will survive any such termination and are enforceable hereunder; provided, further, that nothing in this Section 9.3 shall relieve any of Parent or the Company of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly proposed or publicly disclosed prior to, and not publicly withdrawn at the time of, the date of the Company Meeting (or, if the Company Meeting has not occurred, prior to the termination of this Agreement pursuant to Section 9.1(c) or Section 9.1(e)) and (ii) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(c), Section 9.1(e) or Section 9.1(f) and (iii) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then the

Company will pay to Parent the Termination Fee, upon the earlier of (x) the date of the execution of such definitive agreement by the Company (or, if such date is not a Business Day, then the first Business Day following such date) and (y) the consummation of any such transaction. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 7.3(g)(i), except that the references to “20% or more” are deemed to be references to “more than 50%.”

(b) In the event this Agreement is terminated by Parent pursuant to Section 9.1(g), then the Company will pay to Parent, within two (2) Business Days after the date of termination, the Termination Fee.

(c) In the event this Agreement is terminated by the Company pursuant to Section 9.1(h), then the Company will pay to Parent, immediately prior to or simultaneously with such termination, the Termination Fee.

(d) Any payment of the Termination Fee (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by Parent.

(e) Each Party will pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided that Parent will pay 100% of the filing fees payable in connection with the filings required to be made under the HSR Act.

(f) The Company acknowledges that the provisions of this Section 9.4 are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay or cause to be paid the amounts due pursuant to this Section 9.4, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in this Section 9.4, the Company shall pay to Parent and Merger Sub (as the case may be) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 9.4 at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. The Parties agree that in the event that the Company pays the Termination Fee to Parent, the Company has no further liability to Parent of any kind in respect of this Agreement and the transactions contemplated hereby (provided that nothing herein shall release any party from liability for Willful Breach or fraud), and that in no event will the Company be required to pay the Termination Fee on more than one occasion.

(g) As used herein, “Termination Fee” means a cash amount equal to sixty-five million dollars ($65,000,000).

ARTICLE X

MISCELLANEOUS

10.1 Amendment or Supplement; Waiver.

(a) At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of the Company Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Company Stockholders without such approval.

(b) At any time prior to the Effective Time, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other Party or (iii) waive compliance with any of the agreements or conditions of the other Parties hereto contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at Law or in equity.

10.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

10.3 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

10.4 Notices. All notices and other communications hereunder will be in writing and deemed given if delivered personally or by facsimile transmission, or mailed by a nationally recognized overnight courier, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

c/o Noble Energy Inc.

1001 Noble Energy Way

Houston, TX 77070

Attention: General Counsel

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana St., Suite 6800

Houston, TX 77002

Attention: Frank E. Bayouth

                 Eric C. Otness

Facsimile: (713) 655-5200

(b)	If to the Company, to:

Rosetta Resources Inc.

1111 Bagby Street, Suite 1600

Houston, Texas 77002

Attention: Corporate Secretary

Facsimile: (713) 481-2510

With copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Michael E. Dillard

                 Sean T. Wheeler

Facsimile: (713) 546-5401

Notices will be deemed to have been received on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder).

10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by either Party without the prior written consent of the Other Party; provided that no such assignment will relieve any Party of its obligations hereunder. Any purported assignment not permitted under this Section 10.5 shall be null and void.

10.6 Entire Understanding; No Third-Party Beneficiaries. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are be binding upon, inure to the benefit of the Parties hereto and, subject to Section 10.5, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns and, except as provided in Section 7.10 (which will be to the benefit of the Persons referred to in such Section).

10.7 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.8 Jurisdiction.

(a) The Parties hereto submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or federal court, and hereby irrevocably and unconditionally agree that any and all claims arising under or with respect to this Agreement may be heard and determined in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any other court of the State of Delaware or, to the extent permitted by law, in a federal court sitting in the State of Delaware. The parties hereto agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

(b) Each of the Parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

10.9 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.10 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or other representative of any Party hereto has any liability for any obligations or liabilities of the Parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

10.11 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.11 in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any other court of the State of Delaware or, to the extent permitted by law, in a federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.12 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing or the termination of this Agreement if this Agreement is terminated prior to the Closing; provided, however, that if the Closing occurs, the agreements of the parties in Sections 3.3, 3.4, 3.5, 7.10, 7.13, 7.14 and this Article X will survive the Closing, and if this Agreement is terminated prior to the Closing, the agreements of the parties in Sections 7.6, 7.17(c), 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

[signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

PARENT:

NOBLE ENERGY, INC.

By:	/s/ David L. Stover

Name:	David L. Stover
Title:	President

MERGER SUB:

BLUEBONNET MERGER SUB INC.

By:	/s/ John T. Lewis

Name:	John T. Lewis
Title:	President

COMPANY:

ROSETTA RESOURCES INC.

By:	/s/ James E. Craddock

Name:	James E. Craddock
Title:	Chief Executive Officer and President

[SIGNATURE PAGE TO MERGER AGREEMENT]